SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of April 2016

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Summary of Minutes of the 571st Meeting of the Board of Directors Held on July 3, 2013
2.	Summary of Minutes of the 594th Meeting of the Board of Directors Held on April 30, 2014
3.	Market Notice Dated February 3, 2016: Reply to BM&FBovespa Official Letter 285/2016–SAE, of February 2, 2016
4.	Summary of Principal Decisions of the 653rd Meeting of the Board of Directors Held February 19, 2016
5.	Material Announcement Dated March 1, 2016: Exchange of AGC Energia debentures for shares in Cemig
6.	Material Announcement Dated March 3, 2016: Material Stock Transaction – BNDESPAR
7.	Summary of Principal Decisions of the 654th Meeting of the Board of Directors Held on March 11, 2016
8.	Summary of Principal Decisions of the 655th Meeting of the Board of Directors Held on March 11, 2016
9.	Material Announcement Dated March 16, 2016: Mr. Carlos Henrique Waack’s resignation as CEO of Renova Energia S.A.
10.	Summary of Principal Decisions of the 656th Meeting of the Board of Directors Held on March 28, 2016
11.	Summary of Principal Decisions of the 657th Meeting of the Board of Directors Held on March 28, 2016
12.	Notice to Shareholders Dated March 29, 2016: Article 133 of Law 6,404 of December 15, 1976
13.	Earnings Release – 2015
14.	2015 Results – Presentation
15.	Market Announcement Dated March 28, 2016: Creation of joint Directorate for Compliance and Corporate Risk Management
16.	Convocation and Proposal of the Ordinary and Extraordinary General Meetings of Stockholders to be Held April 29, 2016
17.	Summary of Minutes of the 656th Meeting of the Board of Directors Held on March 28, 2016
18.	Material Announcement Dated April 2, 2016: Renova Energia S.A.: The ESPRA Agreement rescinded. Intention to exercise the option to sell Terraform Global’s shares held by Renova Energia S.A.

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: April 6, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 571ST MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 3, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

571ST MEETING

Date, time and place:	July 3, 2013 at 9 a.m. at the company’s head office.
Meeting Committee:	Chair: Dorothea Fonseca Furquim Werneck; Secretary: Alexandre de Queiroz Rodrigues

Summary of proceedings:

I	Conflict of interest: The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matter on the agenda of this meeting, and all stated there was no such conflict of interest, except following members who stated that they had conflict of interest:

Paulo Roberto Reckziegel Guedes,	Saulo Alves Pereira Junior,	Bruno Magalhães Menicucci,
Newton Brandão Ferraz Ramos,	Tarcísio Augusto Carneiro, and	Marina Rosenthal Rocha

These members withdrew from the meeting room at the time of discussion and voting on the matter, returning after the vote on it had been taken, to proceed with the meeting.

II	The Board approved:

a)	Payment of subscription of shares in Acesa, referred to in subclause ‘c’ of item III below, in the amount of up to R$ 170 million, within 3 years.

b)	The minutes of this meeting.

III	The Board authorized:

a)	Signature, jointly with Andrade Gutierrez Concessões S.A. (‘AGC’), Equatorial Energia S.A. (‘Equatorial’) and CPFL Energia S.A. (‘CPFL’), of the Term of Adhesion to the Memorandum of Understanding signed between CPFL and Equatorial.

b)	Signature, jointly with:

– AGC and the signatories of the Investment Commitment Undertaking (i.e., Equatorial and CPFL), as investors; Jorge Queiroz de Morais Junior, as vendor; and JQMJ Participações S.A, BBPM Participações S.A., Denerge Desenvolvimento Energético S.A., Rede Energia S.A. and Empresa de Eletricidade Vale Paranapanema S.A., as consenting parties,

– of the Term of Adhesion to the Share Sale Commitment Undertaking for participation in companies of the Rede Group (Grupo Rede), by a company to be constituted by Cemig, AGC and Equatorial.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Constitution by Cemig, jointly with AGC and Equatorial, of the company that will be the vehicle for the acquisition referred to in subclause ‘b’ of this item, to be named ACESA, of which the total and voting stock will be owned as follows:

Equatorial 50%; Cemig 25%; AGC 25%.

d)	Signature, by Cemig, with AGC and Equatorial, of a Stockholders’ Agreement in relation to ACESA.

e)	Supplementation to the budget for expenses of the Chief Business Development Officer’s Department, in the period of 2013 and 2014, to provide from the payments to advisors and consultants specified in the Investment Commitment Undertaking and in the Term of Adhesion referred to above.

IV	The Board ratified signature of the Memorandum of Agreement with AGC and Equatorial to govern, establish and/or provide details of the terms and conditions for a valuation to be the basis of the acquisition referred to in subclause ‘b’ of Item III above and will agree the manner in which the participation of Cemig and AGC in the potential acquisition of companies of the Rede Group will take place.

V	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Adriano Magalhães Chaves,

Bruno Magalhães Menicucci,

Luiz Augusto de Barros,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Christiano Miguel Moysés,

Franklin Moreira Gonçalves,

Marco Antonio Rodrigues da Cunha,

Marina Rosenthal Rocha,

Paulo Sérgio Machado Ribeiro;

Chief Officer:	Fernando Henrique Schüffner Neto;
Secretary:	Alexandre de Queiroz Rodrigues.

(Signed) Alexandre de Queiroz Rodrigues

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on: February 16, 2016

Under the number: 5701198

Filing Receipt number: 16/163.964-0

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 594TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

594TH MEETING

Date, time and place:	April 30, 2014 at 8.30 a.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.

Summary of proceedings:

I	Meeting Committee: Due to vacancy of the position of Chair of this Board, as a result of the resignation, on April 7, 2014, of the board member Dorothea Fonseca Furquim Werneck, as per a letter in the Company’s possession, the Deputy Chair, Mr. Djalma Bastos de Morais, assumed the post of Chair, and invited Mr. Alexandre de Queiroz Rodrigues to be Secretary of the meeting.

II	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

III	The Board approved the minutes of this meeting.

IV	The Board authorized acquisition, by Cemig GT, of 49.9% of the voting and total stock of Retiro Baixo Energética S.A., an unlisted special-purpose corporation, which has as its only asset the Retiro Baixo Hydroelectric Plant, jointly with Orteng Equipamentos e Sistemas Ltda. and Arcadis Logos Energia.

V	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:	Djalma Bastos de Morais, Arcângelo Eustáquio Torres Queiroz, Guy Maria Villela Paschoal, João Camilo Penna, Joaquim Francisco de Castro Neto, Saulo Alves Pereira Junior, Wando Pereira Borges,	Bruno Magalhães Menicucci, Luiz Augusto de Barros, Marina Rosenthal Rocha, Newton Brandão Ferraz Ramos, Tarcísio Augusto Carneiro, Adriano Magalhães Chaves, José Augusto Gomes Campos;
Secretary:	Alexandre de Queiroz Rodrigues.

(Signed) Alexandre de Queiroz Rodrigues

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MARKET NOTICE DATED FEBRUARY 3, 2016: REPLY TO BM&FBOVESPA OFFICIAL LETTER 285/2016–SAE, OF FEBRUARY 2, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to BM&FBovespa Official Letter 285/2016–SAE, of February 2, 2016

Question asked by BM&FBovespa

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Atypical trading in shares

Dear Sir,

In view of the most recent variations in the prices of your company’s shares, the number of trades and volume traded, as set out below, we request you to inform us, by February 3, 2016, whether there is any fact you are aware of that could be the reason for this.

We note the obligation stated in the sole sub-paragraph of Article 4 of CVM Instruction 358/02, to question managers and controlling stockholders of the Company to ascertain whether they had knowledge of information that should be disclosed to the market.

ON shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Change %	No. of trades	Quantity	Volume
19/01/2016	4.72	4.47	4.82	4.62	4.47	–4.69	296	84,000	388,152.00
20/01/2016	4.48	4.39	4.59	4.53	4.53	1.34	267	78,200	354,114.00
21/01/2016	4.52	4.50	4.74	4.59	4.51	–0.44	94	36,600	168,133.00
22/01/2016	4.66	4.66	4.80	4.74	4.72	4.66	114	80,900	383,319.00
26/01/2016	4.85	4.60	4.85	4.71	4.76	0.85	187	86,300	406,189.00
27/01/2016	4.78	4.76	5.22	5.00	5.15	8.19	205	88,500	442,464.00
28/01/2016	5.27	5.06	5.51	5.34	5.38	4.47	381	299,000	1,597,442.00
29/01/2016	5.48	5.48	6.01	5.80	5.80	7.81	1,197	400,700	2,323,637.00
01/02/2016	5.97	5.66	6.70	6.35	6.70	15.52	810	201,900	1,281,571.00
02/02/2016*	6.80	5.39	6.86	6.03	5.46	–18.50	494	224,800	1,356,312.00

*	Updated to 5.04 p.m.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PN shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Change %	No. of trades	Quantity	Volume
19/01/2016	4.57	4.28	4.60	4.49	4.29	–4.67	15,646	7,495,100	33,657,323.00
20/01/2016	4.25	4.10	4.35	4.25	4.35	1.40	19,127	7,806,400	33,168,684.00
21/01/2016	4.35	4.28	4.49	4.39	4.37	0.46	8,351	3,488,400	15,310,830.00
22/01/2016	4.50	4.37	4.51	4.45	4.47	2.29	11,023	3,764,600	16,743,219.00
26/01/2016	4.49	4.28	4.60	4.44	4.45	–0.45	14,118	4,761,900	21,119,273.00
27/01/2016	4.41	4.41	4.98	4.81	4.91	10.34	11,670	4,936,400	23,743,818.00
28/01/2016	4.86	4.78	5.34	5.10	5.34	8.76	11,158	6,132,600	31,270,477.00
29/01/2016	5.39	5.37	6.02	5.82	5.91	10.67	18,080	9,150,400	53,211,442.00
01/02/2016	5.84	5.76	6.70	6.45	6.65	12.52	16,394	8,800,500	56,774,586.00
02/02/2016*	6.45	5.25	6.48	5.69	5.30	–20.30	21,797	12,039,000	68,520,753.00

*	Updated to 5.05 p.m.

The file to be sent should contain the question that is asked above, preceding your company’s reply.

We remind you that this request is made under the Cooperation Working Agreement made between the CVM and BM&FBOVESPA on December 13, 2011, and that non-compliance with it may make your company subject to imposition of an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit”

Reply by CEMIG

Dear Mr. Nelson Barroso Ortega,

On the question of the most recent variations in the prices of our shares, and the increase in the number of trades and the quantity traded, we inform you that we have no knowledge of any fact or event resulting from our activities or business that would justify the events and which has not been duly publicized.

In compliance with Article 4 of CVM Instruction 358/02, the Company’s managers and controlling stockholders have been questioned to ascertain whether they had knowledge of information that should have been disclosed to the market. We have not yet received the replies.

Cemig reiterates its commitment to opportune and timely disclosure of all and any fact which is of interest to its stockholders.

Belo Horizonte, February 3, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF PRINCIPAL DECISIONS OF THE 653RD MEETING OF THE BOARD OF DIRECTORS HELD FEBRUARY 19, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 19, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 653rd meeting, held on February 19, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Guarantee in contracting of loans by Cemig D.

2.	Communication to the Executive Board of decision on signature of terms of indemnity and quittance with Axxiom Soluções Tecnológicas S.A.

3.	Signature of amendment to contract, between the federal government and Centroeste, with Cemig and Furnas as consenting parties.

4.	Filing of a legal action.

5.	Cost of capital.

6.	Contracting of advertising agencies.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED MARCH 1, 2016: EXCHANGE OF AGC ENERGIA DEBENTURES FOR SHARES IN CEMIG

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Exchange of AGC Energia debentures for shares in Cemig

With reference to the information already given in the Market Announcement published on December 1, 2015, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

Cemig has today received correspondence from the stockholder AGC Energia S.A. (‘AGC Energia’) reporting that BNDES Participações S.A. – BNDESPar (‘BNDESPar’) has requested exchange of the totality of the debentures issued under the Deed of AGC Energia’s First Private Issue of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a single series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia, and asking Cemig that all payments to stockholders arising from the shares being exchanged, declared after February 25, 2016 and not paid by February 29, 2016 should be paid directly to BNDESPar.

Cemig will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, March 1, 2016.

Fabiano Maia Pereira

Diretor de Finanças e Relações com Investidores

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED MARCH 3, 2016: MATERIAL STOCK TRANSACTION – BNDESPAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

MATERIAL STOCK TRANSACTION – BNDESPAR

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has received correspondence from BNDES Participações S.A. – BNDESPar (‘BNDESPar’) with the following content:

“1.	In accordance with Article 12 of CVM Instruction 358/02 (“the CVM Instruction”) as amended, and CVM Official Circular CVM/SEP/N°002/2015, BNDES Participações S.A. –BNDESPar, a wholly-owned subsidiary of the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), registered in the CNPJ/MF under Nº 00.383.281/0001-09; with head office in Brasília, Federal District, at Centro Empresarial Parque Cidade, Setor Comercial Sul – SCS, Quadra 9, Torre C, 12th Floor, and offices in Rio de Janeiro, RJ, at Avenida República do Chile 100, hereby informs you as follows:

On March 3, 2016, BNDESPar exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Companhia Energética de Minas Gerais (“Cemig”), owned by AGC Energia.

2.	After the exchange, the equity interest held by BNDESPar in Cemig — which on March 2, 2016 totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% of the common shares and 3.13% of the preferred shares. Under Article 12, §1º, of CVM Instruction 358/02, this characterizes a material transaction in the stock of Cemig.

3.	On March 2, 2016 BNDESPar held an equity interest of 0.75% in the total capital of Cemig. This total equity interest has now increased to 6.4%.

4.	We request you to transmit this information to the market, in accordance with the CVM Instruction.

Cemig will keep stockholders and the market duly informed of all new information on this subject.

Belo Horizonte, March 3, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. SUMMARY OF PRINCIPAL DECISIONS OF THE 654TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of March 11, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 654th meeting, held on March 11, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Alteration of the value of a loan to Cemig D from the Federal Savings Bank (Caixa Econômica Federal), with guarantee by Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF PRINCIPAL DECISIONS OF THE 655TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 11, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of March 11, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 655th meeting, held on March 11, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Change in the composition of the Executive Board:

Mr. Luiz Fernando Rolla no longer to be Chief Officer for Institutional Relations and Communication; and election of Mr. Luís Fernando Paroli Santos to this office, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED MARCH 16, 2016: MR. CARLOS HENRIQUE WAACK’S RESIGNATION AS CEO OF RENOVA ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

On March 15, 2016 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“ Material Fact

In accordance with CVM Instruction 358/2002 as amended, Renova Energia S.A. (RNEW11) (“Renova” or “the Company”) hereby informs its stockholders and the market that the Board of Directors was informed on this date, of the resignation of Mr. Carlos Henrique Waack from the position of CEO.

On the same date, the Board of Directors elected Cristiano Corrêa de Barros to the position of CEO, who will provisionally cumulate the duties of his current position of CFO, Business Development and Investor Relations Officer.”

Belo Horizonte, March 16, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF PRINCIPAL DECISIONS OF THE 656TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

First meeting of March 28, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 656th meeting, held on March 28, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Grant of a guarantee for issue of Promissory Notes by Guanhães Energia S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. SUMMARY OF PRINCIPAL DECISIONS OF THE 657TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Second meeting of March 28, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 657th meeting, held on March 28, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Technical feasibility study.

2.	Report of Management and Financial Statements for the year 2015.

3.	Allocation of the net profit for 2015.

4.	Operational provisions in 2015.

5.	Orientation of votes in the Annual General Meetings of Cemig D and Cemig GT.

6.	Legal guarantee insurance, and corresponding counter-guarantee contract.

7.	Sale of equity interest in Transchile.

8.	Increase in the share capital of Light SESA; and orientation of vote, in a meeting of the Board of Directors of Light S.A.

9.	Reduction of share capital, and orientation of vote in Extraordinary General Meeting of Stockholders, of Horizontes Energia S.A.

10.	Amendment to private instrument of constitution of the exploration consortium.

11.	Budget for April 2016.

12.	Calling of Ordinary and Extraordinary General Meetings of Stockholders, to be held concurrently on April 29, 2016 at 11 a.m.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. NOTICE TO SHAREHOLDERS DATED MARCH 29, 2016: ARTICLE 133 OF LAW 6,404 OF DECEMBER 15, 1976

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

BRAZILIAN LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO SHAREHOLDERS

We advise our shareholders that the documents referred to in article 133 of Law # 6,404 of December 15, 1976, relating to the year 2015, are available for consultation at the head offices of this Corporation located at Av. Barbacena, 1,200, Belo Horizonte.

Belo Horizonte, March 29, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. EARNINGS RELEASE – 2015

2015 RESULTS

CEMIG REPORTS

2015 NET INCOME OF

R$ 2.492 BILLION

Highlights

¡     Cash flow, as measured by Ebitda: R$ 4.9 billion in 2015

¡     2015 Net revenue R$ 21.2 billion

¡     R$ 1.7 billion contribution from CVA/Other financial tariff components in 2015

¡     Gain on Aliança stockholding transaction R$ 729 million in 2015

¡     R$ 1.2 billion provision for loss on investments in the year

Indicators (GWh)	2015	2014	Change %
Electricity sold, GWh (excluding CCEE)	56,904	63,470	–10.35

Indicators – R$ ’000	2015	2014	Change %
Sales on the CCEE	2,425	2,348	3.28
Net debt	11,732	11,610	1.05
Gross revenue	32,842	25,165	30.51
Net revenue	21,292	19,540	8.97
Ebitda (IFRS)	4,954	6,381	–22.36
Net income	2,492	3,137	–20.56
Profit per share	1.98	2.49	–20.48
Ebitda margin	23.27%	32.66%	–9.39 p.a.

Conference call

Publication of 2015 results

Video webcast and conference call

March 30, 2016 – Wednesday – at 11 am (Brasília time)

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Telephone: (+55-11) 2188-0400 Password: CEMIG Português Available from March 30 to April 13, 2016

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.:(+55-31) 3506-5024

Fax:(+55-31) 3506-5025

Cemig’s Executive Investor Relations Team

¡	Chief Finance and Investor Relations Officer

Fabiano Maia Pereira

¡	General Manager, Investor Relations

Antônio Carlos Vélez Braga

¡	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig stock price performance

Security	Ticker	Currency	Close of 2015	Close of 2014	Change in the period %
Cemig PN	CMIG4	R$	5.97	12.40	-51.86%
Cemig ON	CMIG3	R$	6.28	13.04	-51.84%
ADR PN	CIG	US$	1.46	4.60	-68.38%
ADR ON	CIG.C	US$	1.74	5.11	-65.96%
Ibovespa	Ibovespa	-	43,349	50,007	-13.31%
IEEX	IEEX	-	24,803	27,161	-8.68%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 10.93 billion in full-year 2015, a daily average of R$ 44.46 million. At this level, Cemig continues to be one of the most liquid companies in the Brazilian electricity sector, and one of the most traded in the Brazilian capital markets.

On the New York Stock Exchange, the volume traded in ADRs for Cemig’s preferred shares (CIG) in full-year 2015 was US$ 3.11 billion. We see this as reflecting recognition by the investor market of Cemig as a global investment option.

The São Paulo stock exchange Ibovespa index was down 13.31% in 2015, closing the year at 43,349 points. The negative result directly reflects Brazil’s current adverse economic phase.

Cemig’s shares underperformed the Ibovespa. Over the year the price of Cemig’s common shares (Cemig ON) declined 51.84%, and the preferred stock (Cemig PN) was down 51.86%. A major factor adversely affecting Cemig’s stock price was the conclusion, with a judgment against Cemig, of the legal action on the Jaguara Hydroelectric Plant in the Higher Appeal Court (STJ), even though the case has now been taken to the Federal Supreme Court on an appeal. Other factors affecting the stock price in the year included: designation by the Mining and Energy Ministry (published September 15), of Cemig GT as responsible for operation of the São Simão hydroelectric plant under the quota regime; the fall in electricity consumption; the water supply crisis affecting the country; and the country’s macroeconomic situation.

Cemig: long term ratings

This table shows credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	AA–(bra)	Negative	AA–(bra)	Negative	AA–(bra)	Negative
S&P	brA	Negative	brA	Negative	brA	Negative
Moody’s	A2.br	Negative	A2.br	Negative	A2.br	Negative

Global ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
S&P	BB–	Negative	BB–	Negative	BB–	Negative
Moody’s	Ba3	Negative	Ba3	Negative	Ba3	Negative

(Fitch	gives only Brazilian – not global – ratings.)

On February 25, 2016, Moody’s downgraded its Brazilian ratings for Cemig, its wholly-owned subsidiaries Cemig D and Cemig GT, and their debenture issues from Aa2.br to A2.br; and their global ratings from Ba1 to Ba3, changing the outlook to negative.

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

PROFIT AND LOSS ACCOUNTS

Consolidated – R$ ’000	2015	2014	Change %
REVENUE	21,292,211	19,539,578	8.97

OPERATIONAL COSTS
Personnel	(1,435,001)	(1,252,458)	14.57
Employees’ and managers’ profit shares	(137,364)	(249,369)	-44.92
Post-retirement liabilities	(156,009)	(211,916)	-26.38
Materials	(69,522)	(98,660)	-29.53
Raw materials and inputs for production of electricity	(83,723)	(282,447)	-70.36
Outsourced services	(899,470)	(953,033)	-5.62
Electricity purchased for resale	(9,541,940)	(7,428,381)	28.45
Depreciation and amortization	(834,830)	(800,918)	4.23
Operational provisions	(1,401,455)	(580,720)	141.33
Charges for use of national grid	(998,756)	(744,431)	34.16
Gas bought for resale	(1,050,925)	(254,488)	312.96
Infrastructure construction costs	(1,251,836)	(941,795)	32.92
Other operational expenses, net	(457,159)	(651,993)	-29.88

TOTAL COST	(18,317,990)	(14,450,609)	26.76

Equity gain (loss) in subsidiaries	415,865	210,484	97.58
Fair value gain (loss) on stockholding transaction	729,442	—	—
Gain (loss) on combination of businesses	—	280,945	—

Operational profit before Financial revenue (expenses) and taxes	4,119,528	5,580,398	-26.18

Financial revenues	1,469,277	592,684	147.90
Financial expenses	(2,204,344)	(1,693,672)	30.15

Pretax profit	3,384,461	4,479,410	-24.44

Current and deferred income tax and Social Contribution tax	(892,583)	(1,342,507)	-33.51

NET INCOME FOR THE PERIOD	2,491,878	3,136,903	-20.56

Interest of the controlling stockholders	2,491,375	3,136,639
Interest of non-controlling stockholder	503	264

	2,491,878	3,136,903	-20.56

NET INCOME FOR THE PERIOD	2,491,878	3,136,903	-20.56

Fair value gain (loss) on stockholding transaction	(573,182)	—
Transmission indemillionity revenue	—	(235,421)
Employment-law provision – 2012 annual salary increase	—	84,091
Equity method less – Madeira Energia	—	167,022
Gain (loss) on combination of businesses – Gasmig	—	(185,424)

ADJUSTED NET INCOME FOR THE PERIOD	1,918,696	3,125,205	-38,61

*	AFAC = Advance against future capital increase.

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig Generation and Transmission’, or ‘Cemig GT’), and the wholly-owned subsidiaries Horizontes Energia, Termelétrica Ipatinga (up to January 2015), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015).

Total sales reported for Cemig’s consolidated electricity market comprises sales to:

(I)	captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL;

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR); and

(V)	the Wholesale Trading Chamber (Câmara de Comercialização de Energia Elétrica, or CCEE)

( – eliminating transactions between companies of the Cemig Group).

In 2015 this Cemig group sold a total volume of 56,903,594 MWh, which was 10.3% less than in 2014.

Overall, electricity consumption in 2015 was affected by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system – resulting in significant increases in consumers’ electricity invoices.

Sales to distributors, traders, other generating companies and independent power producers totaled 10,831,194 MWh – or 23.4% less than in 2014.

In December 2015 the Cemig Group invoiced 8,079,771 customers – a growth of 0.9% in the customer base in the year since December 2014. Of these, 8,079,719 were final consumers (including Cemig’s own consumption); and 52 were other agents of the Brazilian electricity sector.

This chart shows the breakdown of sales to final consumers of the Cemig Group in the quarter, by consumer category:

Total consumption of electricity (GWh)

The volume of electricity sold to final consumers of Cemig in 2015 was 10.35% lower than in 2014.

Consolidated	MWh		Change, %	Average price 2015 R$	Average price 2014 R$
	2015	2014
Residential	9,829,992	10,013,757	–1.84	742.38	517.60
Industrial	22,968,931	26,025,584	–11.74	251.67	184.18
Commercial, Services and Others	6,433,728	6,395,473	0.60	614.94	435.57
Rural	3,379,734	3,390,096	–0.31	416.18	267.97
Public authorities	892,368	891,454	0.10	613.77	427.55
Public lighting	1,325,525	1,298,047	2.12	401.81	275.72
Public service	1,204,461	1,272,365	–5.34	448.66	289.33

Subtotal	46,036,754 4,739	49,286,776	–6.60	435.80	299.83

Own consumption	37,661	37,590	0.19	—	—
Wholesale supply to agents in Free and Regulated Markets ( * )	10,831,194	14,146,109	–23.43	197.90	159.16

Total	56,903,594	63,470,475	–10.35	395.87	271.50

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients and electricity transported for Free Clients and distributors with access to Cemig D’s networks totaled 42,124 GWh in 2015, or 5.3% less than in 2014.

There are two components of this reduction: Consumption by the captive market 2.1% lower in the year; and use of the network by Free Clients 10.2% lower by volume.

Overall, consumption of electricity in 2015 was affected by adverse Brazilian political and economic circumstances; and, in the captive market, by the successive increases in electricity rates charged to consumers, associated with application of the ‘Tariff Flag’ system, resulting in significant increases in consumers’ electricity invoices.

In December 2015 Cemig billed 8,079,645 consumers, or 0.9% more than in December 2014. Of this total, 422 are Free Consumers using Cemig D’s distribution network.

Comments on the various consumer categories:

Residential

Residential consumption was 17.27% of the total volume of electricity transacted by Cemig, and totaled 9,830 GWh, or 1.84% less than in 2014.

Average monthly consumption per consumer in 2015 was 126.5 KWh/month, or 3.6% less than the average in 2014 (131.2 KWh/month) – this is the first year-on-year reduction in this variable since 2008.

Industrial

Electricity used by captive industrial clients was 7.84% lower in total volume than in 2014, and the total of electricity transported for Free Clients was 10.0% lower.

The main Brazilian and international macroeconomic factors that could have influenced consumption by the industrial sector are:

¡	In Brazil: Retraction of domestic demand, accumulation of inventories, idle manufacturing capacity, loss of competitiveness, reduction of the number of employees and/or reduction of the use of labor (e.g. forced vacations, shorter work shifts), lack of entrepreneur confidence, low levels of public and private investment, uncertainties in the Brazilian political and economic situation, high cost of corporate credit due to high interest rates, and banks being more selective in granting loans.

¡	International: Lower exports due to lower external demand.

In manufacturing there was a reduction in consumption across all sectors – led by: steel (–2.0%), non-metallic minerals (–7.7%), chemicals (–9.6%), ferroalloys (–44.6%), non-ferrous metals (–10.8%), auto industry (–16.1%), and textiles (–11.9%).

The year-on-year comparison is affected by two factors in 2014: (i) a group of Free Clients migrated to the national grid; and (ii) some Free Clients stopped using the Cemig D network.

The electricity market of Cemig GT

One factor in Cemig GT’s total sales volume in 2015 was termination of concession of plants. Following this change, payment for the output from these plants was redirected to the Physical Guarantee Quota regime, and to settlement on the spot market.

Cemig GT’s market comprises sales of power as follows:

(I)	sales in the Free Market, to Free Clients, in Minas Gerais or other States;

(II)	sales in the Free Market to other agents in the electricity sector – traders, generators and independent power producers;

(III)	sales to electricity distributors (in the Regulated Market); and

(IV)	sales in the CCEE (Electricity Trading Chamber).

The total supply billed by Cemig GT in 2015 was 29,966 GWh, or 15.6% less than in 2014.

Free Clients consumed 18,832 GWh in 2015, 11.8% less than in 2014, reflecting:

¡	termination of contracts with clients at the end of 2014 that were not renewed with Cemig GT; and

¡	reduction of consumption by clients due to weak demand in the Brazilian economy, with lower domestic demand for goods and services, also affected by the speed of recovery of the international market.

Cemig GT added 28 new free market clients in 2015, mainly outside Minas Gerais.

Trading of electricity to other agents in the electricity sector in the Free Market totaled 6,443 GWh in 2015, 24.5% less than in 2014; and the total sold in the Regulated Market was 4,690 GWh, 16.9% less than in 2014.

Physical totals of transport and distribution – MWh

Description	MWh		Change, %
	2015	2014
Total energy carried	48,067,296	49,899,186	–3.67
Electricity transported for distributors	361,487	355,204	7.84
Electricity transported for free clients	15,315,122	16,736,754	–8.47
Own load
Consumption by captive market	26,453,478	27,010,669	–2.06
Losses in distribution network	5,933,209	5,816,560	2.01

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of its emergency services, and its permanent regime of preventive inspection and maintenance of substations, lines and distribution networks. It also invests in training of its staff for improvement of qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2014. These results reflect the investments made by the company in preventive maintenance, such as cleaning of power line pathways, tree pruning, replacement of cross-arms, maintenance of structures, replacement of poles, transformers and cables, and other work such as network shielding, and overhaul and interconnection of circuits. Another important initiative is the change of technological level, with systematic investment in automation of the electricity system, which will enable automatic remote re-establishment of supply after outages.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity to final consumers in 2015 was R$ 22.526 billion, or 30.72% more than the total revenue of R$ 17.232 billion in 2014.

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, was R$ 20.319 billion in 2015 – or 36.17% more than the total of R$ 14.922 billion in 2014.

The main factors affecting revenue were:

¡	The Annual Tariff Adjustment for Cemig D, with average effect of 14.76% on consumer tariffs, effective from April 8, 2014 (full effect in 2015).

¡	The Extraordinary Tariff Adjustment for Cemig D, which resulted in an average impact on consumers’ tariffs of 28.76%, applicable from March 2, 2015.

¡	The Annual Tariff Adjustment effective from April 8, 2015, with average effect on consumer tariffs of 7.07%.

¡	Creation, in 2015, of the ‘Tariff Flag’ mechanism – at the following rates per 100 kWh consumed: (i) as from January 2015, R$ 1.50 per 100kWh for the Yellow Flag tariff, and R$ 3.00 for the Red Flag tariff; (ii) as from March 2015, R$ 2.50 per 100kWh for the Yellow Flag tariff and R$ 5.50 for the Red Flag tariff; and finally (iii) from September 2015, R$ 2.50 for the Yellow Flag tariff and R$ 4.50 for the Red Flag tariff. In practice, the Red Flag rates were in effect for the whole of 2015.

¡	Total volume of electricity sold in 2015 was 10.35% lower than in 2014.

	R$		Change %	Average price 2015 R$	Average price 2014 R$	Change %
	2015	2014
Residential	7,297,557	5,183,149	40.79	742.38	517.60	43.43
Industrial	5,780,660	4,793,414	20.60	251.67	184.18	36.64
Commercial, Services and Others	3,956,344	2,785,659	42.03	614.94	435.57	41.18
Rural	1,406,590	908,436	54.84	416.18	267.97	55.31
Public authorities	547,707	381,144	43.70	613.77	427.55	43.55
Public lighting	532,603	357,892	48.82	401.81	275.72	45.73
Public service	540,338	368,136	46.79	448.66	289.33	55.07

Subtotal	20,061,849	14,777,830	35.76	435.80	299.83	45.35
Supply not yet invoiced, net	256,753	144,162	78.10	—	—	—
Wholesale supply to other concession holders (*)	2,358,466	2,251,431	4.75	217.75	159.16	24.34
Wholesale supply not yet invoiced, net	(150,793)	58,682	—	—	—	—

Total	22,526,275	17,232,105	30.72	395.87	271.50	45.81

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

The revenue of Cemig D (Distribution) from the TUSD in 2015 was R$ 1.465 billion, or 71.35% higher than in 2014 (R$ 855 million). This reflects the impact of the tariff adjustments in 2015 – an increase of 96.21% for Free Consumers. The 2015 increases were mainly due to passing through of the CDE (Energy Development Account) amounts to the tariffs paid by consumers. The effect of the increase in tariffs was partially offset by the effect of lower activity in the industrial sector – which consumed 11.74% less electricity, year-on-year, in the period.

Revenue from transactions in the Wholesale Trading Chamber (CCEE)

Revenue from transactions in electricity on the CCEE was R$ 2.425 billion in 2015, compared to R$ 2.348 billion in 2014 – an increase of 3.28%. The components of this figure were: Higher total volume sold, at 7,157,641 MWh in 2015 – compared to 3,354,224 MWh in 2014; and the Spot Price (Preço de Liquidação de Diferenças – PLD) in the wholesale market 58.31% lower (at R$ 287.20/MWh in 2015, vs. R$ 688.89/MWh in 2014).

CVA and Other financial components in the tariff adjustment calculation

Due to the alteration in the concession contracts of the distributors, Cemig started to recognize certain balances of non-controllable costs to be passed through to Cemig D’s next tariff adjustment – these represented an operational revenue of R$ 1.704 billion in 2015, compared to R$ 1.107 billion in 2014.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$ 1.667 billion in 2015, compared to R$ 422 million in 2014 – an increase of 295.02%. The variation basically reflects the fact that figures for Gasmig began to be consolidated into Cemig’s results in October 2014.

Taxes and charges applied to Revenue

The sector charges that are effectively deductions from reported revenue were 105.28% higher in 2015, at R$ 11.549 billion – compared to R$ 5.626 billion in 2014. The increase mainly reflects the higher charges under the Energy Development Account (CDE), and also the Tariff Flag charges.

The Energy Development Account – CDE

Payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The expenses included are: concession indemillionities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC).

Charges for the CDE in 2015 were R$ 2.870 billion, compared to R$ 211 million in 2014. This is the result of the new budget for the CDE in 2015, in which Aneel increased the annual amount to be paid by Cemig D, which is passed through to the consumer in the Sector Charges component of tariffs.

Consumer charges – the ‘Tariff Flag’ system

In 2015, with the Tariff Flag mechanism coming into force, Cemig had an account under Consumer Charges related to the Tariff Flag payments, totaling R$ 1.067 billion.

The ‘Flag Account’ (Conta Bandeira) was created on February 5, 2015, to manage the funds collected from captive customers of utilities holding electricity distribution concessions and permissions – these funds are paid, on account of the CDE, directly to the Flag Account. The Wholesale Trading Chamber (CCEE) passes the proceeds through to distribution agents, based on the difference between the realized amounts of costs of thermal generation and the exposure to spot prices, and the amount covered by the tariff.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Thus their variations are, substantially, proportional to the changes in revenue.

Operational costs and expenses

Operational costs and expenses, excluding Financial revenue (expenses), totaled R$ 18.318 billion in 2015, compared to R$ 14.451 billion in 2014 – an increase of 26.76%.

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 2015 was R$ 9.542 billion, or 28.46% more than in 2014 (R$ 7.428 billion). Over the course of 2015, this cost has been more than 50% of the Company’s total costs. The main factors in the higher figure are:

Cemig D:

¡	Expense on electricity acquired in auctions 20.74% higher, at R$ 4.098 billion, in 2015, compared to R$ 3.394 billion in 2014 – arising mainly from availability contracts, due to the expenditure on fuel for generation by the thermal plants.

¡	Expense on electricity from Itaipu Binacional was 108.92% higher. This amount is indexed to the US dollar, and was R$ 1.734 billion in 2015, compared to R$ 830 million in 2014. This reflects both an increase in the tariff – which was US$ 26.05/kW-month in 2014, and rose to US$ 38.07/kW-month as from January 2015 – and also the increase in the dollar exchange rate against the Real from 2014 to 2015. The average exchange rate used for the dollar in invoices in 2015 was R$ 3.38, compared to R$ 2.35 in 2014 – an increase of 43.83%.

¡	Purchases of supply in the short-term market were 24.67% lower – at R$ 849 million in 2015, compared to R$ 1.127 billion in 2014, due to the lower cost of electricity in the wholesale market in 2015.

Cemig GT:

The expense on electricity bought for resale in 2015 was R$ 2.601 billion, or 53.72% more than in 2014 (R$ 1.692 billion). The difference mainly reflects electricity bought for resale 48.10% higher in 2015 (at 15,273,685 MWh), than in 2014 (10,313,226 MWh) – reflecting lower generation capacity, with the termination of the concessions of some plants.

Operational provisions

Operational provisions in 2014 totaled R$ 1.401 billion, compared to R$ 581 million in 2014, an increase of 141.14%. This change mainly reflected a provision of R$ 1.079 billion made in 2015 for losses relating to the put options for the equity interests in Parati and a provision of R$ 119 million for SAAG – Santo Antonio Investment.

a)	Put options for Units in FIP Melbourne

Option contracts for sale of Units (‘put options’) were signed between Cemig GT and the pension plan entities that participate in the investment structure of SAAG, which those entities may exercise in the 84th month from June 2014. The exercise price of the put options will correspond to the amount invested by each pension plan company in the Investment Structure, updated pro rata temporis by the IPCA inflation index (Índice National de Preços ao Consumidor Amplo, published by the Brazilian Geography and Statistics Institute – IBGE), plus 7% per year, less such dividends and Interest on Equity as have been paid by SAAG to the pension plan entities.

To decide the method to be used for measuring the fair value of the put options, since Madeira Energia is an unlisted company, the Company adopted the discounted cash flow method to measure the fair value of those options. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the shares that are the subject of the put option, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 8% p.a. (discounting inflation effects). Based on the studies made, the amount of R$ 148 million is recorded in Cemig GT as the best estimate of the loss on these options.

b)	FIP Redentor

Cemig has granted to Fundo de Participações Redentor, which is a stockholder of Parati, an option to sell the totality of the shares which that fund holds in Parati, exercisable in May 2016. The price of the option is calculated using the sum of the value of the injections of capital by the fund into Parati, plus the running expenses of the fund, less any Interest on Equity, and dividends, distributed by Parati. The exercise price is subject to monetary updating by the CDI (Interbank CD) Rate plus financial remuneration at 0.9% per year.

For the purposes of determining the method to be used to measure the fair value of this option, the Company observed the daily trading volume of the shares of Light, and also the fact that such option, if exercised by the Fund, will require the sale to the Company, in a single transaction, of shares in Light in a quantity higher than the daily exchange trading averages. Thus, the Company has adopted the discounted cash flow method for measurement of the fair values of the option. The fair value of this option has been calculated on the basis of the estimated exercise price on the day of exercise of the option, less the fair value of the underlying shares, also estimated for the date of exercise, brought to present value at the interim reporting date, at the effective rate of 7.5% p.a. (discounting inflation effects).

Based on the studies carried out, a liability in the amount of R$ 1.245 billion has been recorded in the financial statements, for the best estimate of the loss on this option.

Personnel

Personnel expenses were R$ 1.435 billion in 2015, compared to R$ 1.252 billion in 2014, an increase of 14.62%. This arises mainly from the following items:

¡ Salary	increases, under the Collective Agreement, of 6.34%, coming into effect in November 2014 (full effect in 2015).

¡ Salary	increases of 3% from March 2015, as a result of the collective negotiation decided by the courts on application from organizations representing the employees.

¡ Salary	adjustments applied at the 10.33%, from November 2015, under the Collective Agreement.

Cemig: number of employees

Gas bought for resale

The expense that Cemig reports for Gas bought for resale was R$ 1.051 billion in 2015, vs. R$ 254 million in 2014. Cemig started consolidating the results of Gasmig in October 2014, after Cemig acquired the 40% interest in Gasmig held by Petrobras.

Raw materials and inputs for production of electricity

The expense on raw material and inputs for production of electricity in 2015 was R$ 84 million, compared to R$ 282 million in 2014 – a reduction of 70.21%. This reflects the temporary stoppage of the Igarapé thermal plant in 2015, due to the need for maintenance and installation of new equipment, and the federal government’s decision to stop generation by thermal plants that have the highest Variable Unit Cost (CVU).

Financial revenue (expenses)

Cemig reports net financial expenses of R$ 735million in 2015, compared to net financial expenses of R$ 1.101 billion in 2014. The main factors are:

¡	Recognition, as from 2015, of the foreign exchange variation and monetary updating on the balances of the CVA and the Other financial components elements of tariff adjustments, representing and increase in financial revenue of R$ 68 million in 2015.

¡	A higher gain on updating of financial assets of the Remuneration Base of Assets (Base Regulatória de Remuneração, or BRR): R$ 606 million in 2015, vs. R$ 58 million in 2014. In November 2015 Aneel ordered an alteration of the indexor of the BRR, from the IGP-M inflation index to the IPCA inflation index. This change generated an updating adjustment backdated to January 2013. The effect of this change in financial revenue recorded in December 2015 was R$ 143 million. This difference also arises from the higher variation in the present indexor of the BRR – the IPCA index – which was 10.67% in 2015, compared to variation of 3.69% in the IGP-M index in 2014. Additionally, in June 2014 there was a reversal in the monetary updating of the BRR, totaling R$ 110 million, due to the final, definitive, homologation of the value of the BRR of Cemig D.

¡	Recognition, starting in 2015, of monetary updating on deposits linked to legal actions, representing a gain in financial revenue of R$ 212 million in 2015.

¡	Higher expenses of exchange rate variations on loans and financings, and on Itaipu Binacional, which totaled R$ 172 million in 2015, vs. R$ 26 million in 2014. This mainly reflects the effects on Cemig D of the higher variation of the US dollar in 2015 (47.01% in full-year 2015, compared to 13.39% in 2014);

¡	Charges for loans and financings 48.44% higher, at R$ 1.382 billion in 2015, compared to R$ 931 million in 2014. This mainly reflects higher debt indexed to the CDI Rate; and also the higher CDI rate itself, in 2015 – representing 13.23% in the year, compared to 10.81% in 2014.

¡	Expense on monetary updating of loans and financings 42.80% higher, at R$ 387 million in 2015, compared to R$ 271 million in 2014. This is mainly the effect of higher variation in the IPCA inflation index in the period (10.67% in 2015, compared to 6.41% in 2014).

Ebitda

Cemig’s consolidated Ebitda in 2015 was 22.36% lower than in 2014. This mainly reflects operational costs and expenses (excluding depreciation and amortization) 28.08% higher in 2015 – an outstanding element of this expense being provisions totaling R$ 1.198 billion for losses on investments.

Ebitda – R$ ’000	2015	2014	Change, %
Profit (loss)	2,491,878	3,136,903	-20.56
+ Income tax and Social Contribution tax	892,583	1,342,507	-33.51
+ Net financial revenue (expenses)	735,067	1,100,988	-33.24
+ Depreciation and amortization	834,830	800,918	4.23

= Ebitda	4,954,358	6,381,316	-22.36

DEBT

The Company’s consolidated total debt on December 31, 2015 was R$ 15.167 billion, 12.27% more than at December 31, 2014.

THE CEMIG GROUP’S PORTFOLIO OF GENERATION ASSETS

Cemig – generation portfolio, in MW*
Stage	Hydro plants	Small Hydro Plants	Wind power	Solar	Thermal plants	Total
In operation	7,195	257	158	31	144	7,785
Under construction / contracted	1,699	29	658	45	–	2,431

Total	8,894	286	816	76	144	10,216

*	The amounts refer only to direct or indirect equity interests held by Cemig on December 31, 2015.

4Q15 HIGHLIGHTS:

Santo Antônio Hydroelectric Plant

Rotor 35 of the Santo Antônio Hydroelectric plant started operation in December. The original physical offtake guarantee level of 2,218 MW average was reached in September 2014.

FINANCIAL STATEMENTS SEPARATED BY COMPANY AND BY OPERATIONAL SEGMENT

FINANCIAL STATEMENTS SEPARATED BY COMPANY: DECEMBER 31, 2015
R$ ’000	Holding Company	CEMIG GT	CEMIG D	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	Other subsidiaries	Eliminations / transfers	Total, subsidiaries	TAESA	LIGHT	MADEIRA	ALIANÇA GERAÇÃO	Other jointly- controlled subsidiaries	Eliminations/ transfers	Subsidiaries and jointly- controlled subsidiaries
ASSETS	16,342,013	15,369,754	16,191,234	2,054,460	317,346	152,827	129,487	264,987	(9,942,144)	40,879,964	4,728,754	5,052,431	2,496,533	1,044,606	4,575,766	(7,871,106)	50,906,948

Cash and cash equivalents	256,484	283,703	318,834	33,746	5,015	1,254	1,082	24,514	—	924,632	130,575	196,844	29,996	31,394	126,019	—	1,439,460
Accounts receivable	—	1,008,021	2,785,980	88,774	16,172	5,774	3,617	5,568	(15,738)	3,898,168	100,346	787,420	30,093	70,590	52,748	(14,715)	4,924,650
Securities – cash investments	129,665	1,916,804	288,759	71,381	17,655	6,126	4,902	75,020	—	2,510,312	1,588	—	—	—	54,446	—	2,566,346
Taxes	995,131	142,328	1,227,384	59,741	17,255	136	449	685	—	2,443,109	309,497	410,182	67,323	2,568	13,523	—	3,246,202
Other assets	1,532,377	853,410	1,671,470	471,741	4,957	4,905	1,277	30,770	(983,817)	3,587,090	154,536	842,237	151,648	27,017	383,640	(204,864)	4,941,304
Investments, PP&E, Intangible and Financial assets of concession	13,428,356	11,165,488	9,898,807	1,329,077	256,292	134,632	118,160	128,430	(8,942,589)	27,516,653	4,032,212	2,815,748	2,217,473	913,037	3,945,390	(7,651,527)	33,788,986
LIABILITIES AND STOCKHOLDERS’ EQUITY	16,342,013	15,369,754	16,191,234	2,054,460	317,346	152,827	129,487	264,987	(9,942,144)	40,879,964	4,728,754	5,052,431	2,496,533	1,044,606	4,575,766	(7,871,106)	50,906,948

Suppliers and supplies	8,765	331,823	1,307,893	244,551	11,405	7,670	4,210	5,318	(20,482)	1,901,153	22,102	472,122	144,636	16,528	171,518	(106,904)	2,621,155
Loans, financings and debentures	—	7,739,072	7,020,042	368,398	39,023	—	—	2	—	15,166,537	1,860,409	2,468,539	1,451,202	—	1,215,707	—	22,162,394
Interest on Equity, and dividends	1,318,022	728,832	185,105	45,667	—	2,464	—	90	(961,927)	1,318,253	5,012	43,966	—	—	21,779	(70,757)	1,318,253
Post-retirement liabilities	303,191	721,470	2,228,710	—	—	—	—	—	—	3,253,371	—	10,436	—	—	—	—	3,263,807
Taxes	53,123	759,122	1,742,350	306,265	10,381	38,975	2,782	10,115	—	2,923,113	837,599	486,479	37,982	17,414	73,965	—	4,376,552
Other liabilities	1,663,777	394,928	1,011,285	167,028	87,531	792	674	9,580	(17,171)	3,318,424	107,285	374,205	137,604	140,148	79,535	8,473	4,165,674
STOCKHOLDERS’ EQUITY	12,995,135	4,694,507	2,695,848	922,551	169,006	102,926	121,821	239,883	(8,942,564)	12,999,113	1,896,347	1,196,684	725,109	870,516	3,013,262	(7,701,918)	12,999,113

Attributed to controlling stockholders	12,995,135	4,694,507	2,695,848	918,573	169,006	102,926	121,821	239,883	(8,942,564)	12,995,135	1,896,347	1,196,684	725,109	870,516	3,013,262	(7,701,918)	12,995,135
Interest of non-controlling stockholder	—	—	—	3,978	—	—	—	—	—	3,978	—	—	—	—	—	—	3,978
PROFIT AND LOSS ACCOUNT
Net operational revenue	292	7,377,198	12,386,671	1,394,725	122,569	58,197	51,800	169,056	(268,297)	21,292,211	855,669	3,459,848	254,173	408,846	697,693	(231,129)	26,737,311
Operational costs and expenses	(1,157,525)	(4,133,629)	(11,779,022)	(1,235,867)	(111,828)	(41,877)	(28,121)	(59,477)	229,356	(18,317,990)	(121,383)	(3,209,417)	(216,366)	(257,816)	(511,512)	1,118	(22,633,366)

Electricity purchased for resale	—	(2,601,484)	(6,992,822)	—	—	(30,970)	(13,551)	(23,395)	120,282	(9,541,940)	—	(2,326,933)	(50,617)	(158,895)	(53,562)	148,842	(11,983,105)
Charges for use of national grid	—	(293,484)	(813,313)	—	—	—	(3,065)	(1,179)	112,285	(998,756)	—	—	(53,100)	(15,388)	(271,035)	59,542	(1,278,737)
Gas bought for resale				(1,050,925)	—	—	—	—	—	(1,050,925)	—	—	—	—	—	—	(1,050,925)
Construction cost	—	(146,030)	(1,043,806)	(62,000)	—	—	—	—	—	(1,251,836)	(17,060)	(304,413)	—	—	(3,817)	—	(1,577,126)
Personnel	(31,895)	(334,845)	(999,655)	(43,092)	(15,431)	(1,362)	(1,221)	(7,500)	—	(1,435,001)	(44,205)	(110,654)	(7,564)	(10,064)	(35,057)	—	(1,642,545)
Employee profit shares	(4,816)	(35,383)	(94,815)	—	(2,062)	(139)	(149)	—	—	(137,364)	(5,888)	—	—	(1,467)	(97)	—	(144,816)
Post-retirement liabilities	(3,867)	(30,939)	(121,203)	—	—	—	—	—	—	(156,009)	—	—	—	—	—	—	(156,009)
Materials	(262)	(99,312)	(50,651)	(1,830)	(129)	(368)	(404)	(314)	25	(153,245)	(20,764)	(5,904)	(1,631)	(863)	(2,961)	—	(185,368)
Outsourced services	(10,991)	(159,432)	(697,484)	(15,035)	(25,491)	(3,239)	(5,112)	(13,673)	30,987	(899,470)	(22,309)	(155,676)	(10,546)	(22,133)	(56,794)	4,076	(1,162,852)
Depreciation and amortization	(1,601)	(252,897)	(443,766)	(54,177)	(48,968)	(5,526)	(4,391)	(10,243)	(13,261)	(834,830)	(1,296)	(149,282)	(48,076)	(51,255)	(75,112)	(195,164)	(1,355,015)
Operational provisions	(1,084,757)	(106,443)	(209,072)	—	(1,181)	—	(1)	(1)	—	(1,401,455)	484	(92,148)	(36,771)	—	(1,124)	—	(1,531,014)
Other expenses, net	(19,336)	(73,380)	(312,434)	(8,808)	(18,566)	(273)	(227)	(3,173)	(20,962)	(457,159)	(10,345)	(64,407)	(8,061)	2,249	(11,953)	(16,178)	(565,854)

Operational profit before Equity gains (losses) and Financial revenue (expenses)	(1,157,233)	3,243,569	607,649	158,858	10,741	16,320	23,679	109,579	(38,941)	2,974,221	734,286	250,431	37,807	151,030	186,181	(230,011)	4,103,945
Equity gain (loss) in subsidiaries	3,296,744	38,125		—	(27,769)	—	—	1,343	(2,892,578)	415,865	6,884	(39,698)	(79,312)	(455)	(16,471)	(348,258)	(61,445)
Gain on stockholding reorganization		729,442		—	—	—	—	—	—	729,442	—	—	—	—	16,375	—	745,817
Financial revenue	65,180	204,741	1,148,437	23,082	4,054	2,966	4,545	16,272	—	1,469,277	333,487	446,993	94,983	13,711	26,705	—	2,385,156
Financial expenses	(36,024)	(990,235)	(1,129,969)	(41,531)	(5,794)	(172)	(85)	(534)	—	(2,204,344)	(577,332)	(612,626)	(113,173)	(21,877)	(107,287)	—	(3,636,639)

Profit before income and Social Contribution tax	2,168,667	3,225,642	626,117	140,409	(18,768)	19,114	28,139	126,660	(2,931,519)	3,384,461	497,325	45,100	(59,695)	142,409	105,503	(578,269)	3,536,834
Income tax and Social Contribution tax	322,708	(887,979)	(255,908)	(23,339)	(16,096)	(5,392)	(3,431)	(23,146)	—	(892,583)	(104,542)	(29,214)	61,498	(13,788)	(66,327)	—	(1,044,956)

Profit (loss)	2,491,375	2,337,663	370,209	117,070	(34,864)	13,722	24,708	103,514	(2,931,519)	2,491,878	392,783	15,886	1,803	128,621	39,176	(578,269)	2,491,878

Interest of the controlling stockholders	2,491,375	2,337,663	370,209	116,567	(34,864)	13,722	24,708	103,514	(2,931,519)	2,491,375	392,783	15,886	1,803	128,621	39,176	(578,269)	2,491,375
Interest of non-controlling stockholder	—	—	—	503	—	—	—	—	—	503	—	—	—	—	—	—	503

	2,491,375	2,337,663	370,209	117,070	(34,864)	13,722	24,708	103,514	(2,931,519)	2,491,878	392,783	15,886	1,803	128,621	39,176	(578,269)	2,491,878

INFORMATION BY MARKET SEGMENT AT DECEMBER 31, 2015
R$ ’000	ELECTRICITY			TELECOMS	GAS	OTHERS	Eliminations	TOTAL
	GENERATION	TRANSMISSION	DISTRIBUTION
ASSETS OF THE SEGMENT	13,404,398	4,880,161	17,738,194	317,346	2,529,757	2,997,172	(987,064)	40,879,964
ADDITIONS TO THE SEGMENT	577,330	146,030	1,043,806	42,488	62,000	—	—	1,871,654
INVESTMENTS IN JOINTLY-CONTROLLED SUBSIDIARIES	5,773,838	2,423,084	1,546,960	—	—	23,840	—	9,767,722
NET REVENUE	7,046,513	518,671	12,386,671	122,569	1,394,725	91,358	(268,296)	21,292,211
COSTS
Electricity purchased for resale	(2,669,371)	—	(6,992,822)	—	—	(29)	120,282	(9,541,940)
Charges for use of national grid	(297,423)	(305)	(813,313)	—	—	—	112,285	(998,756)
Gas bought for resale	—	—	—	—	(1,050,925)	—	—	(1,050,925)

Total operational costs	(2,966,794)	(305)	(7,806,135)	—	(1,050,925)	(29)	232,567	(11,591,621)
OPERATIONAL COSTS AND EXPENSES
Personnel	(224,197)	(113,230)	(999,655)	(15,431)	(43,092)	(39,396)	—	(1,435,001)
Employees’ and managers’ profit shares	(23,552)	(12,119)	(94,815)	(2,062)	—	(4,816)	—	(137,364)
Post-retirement liabilities	(21,274)	(9,664)	(121,204)	—	—	(3,867)	—	(156,009)
Materials	(95,381)	(4,969)	(50,651)	(129)	(1,830)	(310)	25	(153,245)
Outsourced services	(142,931)	(36,844)	(697,484)	(25,491)	(15,035)	(12,672)	30,987	(899,470)
Depreciation and amortization	(273,053)	—	(443,766)	(48,968)	(54,177)	(14,866)	—	(834,830)
Operational provisions (reversals)	(108,728)	2,283	(209,072)	(1,181)	—	(1,084,757)	—	(1,401,455)
Construction costs	—	(146,030)	(1,043,806)	—	(62,000)	—	—	(1,251,836)
Other operational expenses, net	(60,692)	(15,983)	(312,434)	(18,566)	(8,808)	(45,393)	4,717	(457,159)

Total cost of operation	(949,808)	(336,556)	(3,972,887)	(111,828)	(184,942)	(1,206,077)	35,729	(6,726,369)
OPERATIONAL COSTS AND EXPENSES	(3,916,602)	(336,861)	(11,779,022)	(111,828)	(1,235,867)	(1,206,106)	268,296	(18,317,990)
OPERATIONAL PROFIT BEFORE EQUITY GAIN (LOSS) IN SUBSID. AND FINANCIAL REV (EXP.)	3,129,911	181,810	607,649	10,741	158,858	(1,114,748)	—	2,974,221
Equity gain (loss) in subsidiaries	39,468	410,052	(6,408)	(27,769)	—	522	—	415,865
Gain on stockholding reorganization	729,442		—	—	—	—	—	729,442
Financial revenues	199,200	21,892	1,148,437	4,054	23,082	72,612	—	1,469,277
Financial expenses	(984,018)	(6,875)	(1,129,969)	(5,794)	(41,531)	(36,157)	—	(2,204,344)

PRETAX PROFIT	3,114,003	606,879	619,709	(18,768)	140,409	(1,077,771)	—	3,384,461
Income tax and Social Contribution tax	(835,791)	(71,104)	(255,908)	(16,096)	(23,339)	309,655	—	(892,583)

PROFIT AND LOSS ACCOUNT	2,278,212	535,775	363,801	(34,864)	117,070	(768,116)	—	2,491,878

Interest of the controlling stockholders	2,278,212	535,775	363,801	(34,864)	116,567	(768,116)	—	2,491,375
Interest of non-controlling stockholder	—	—	—	—	503	—	—	503

	2,278,212	535,775	363,801	(34,864)	117,070	(768,116)	—	2,491,878

Generating plants

Plant	Type	Company	Cemig’s Interest	Installed Capacit (MW)	Assured Energy (average MW)	Installed Capacit (MW)*	Assured Energy (average MW)*	Year Concession or Authorization Expires
São Simão	Hydroelectric	CEMIG GT	100.0%	1,710.00	1,281.00	1,710.00	1,281.00	1/11/2015
Emborcação	Hydroelectric	CEMIG GT	100.0%	1,192.00	497.00	1,192.00	497.00	7/23/2025
Nova Ponte	Hydroelectric	CEMIG GT	100.0%	510.00	276.00	510.00	276.00	7/23/2025
Jaguara	Hydroelectric	CEMIG GT	100.0%	424.00	336.00	424.00	336.00	8/28/2013
Miranda	Hydroelectric	CEMIG GT	100.0%	408.00	202.00	408.00	202.00	12/23/2016
Irapé	Hydroelectric	CEMIG GT	100.0%	399.00	210.70	399.00	210.70	2/28/2035
Três Marias	Hydroelectric	CEMIG GT	100.0%	396.00	239.00	396.00	239.00	1/4/2046
Volta Grande	Hydroelectric	CEMIG GT	100.0%	380.00	229.00	380.00	229.00	2/23/2017
lgarapé	Thermal	CEMIG GT	100.0%	131.00	71.30	131.00	71.30	8/13/2024
Salto Grande	Hydroelectric	CEMIG GT	100.0%	102.00	75.00	102.00	75.00	1/4/2046
ltutinga	Hydroelectric	CEMIG GT	100.0%	52.00	28.00	52.00	28.00	1/4/2046
Camargos	Hydroelectric	CEMIG GT	100.0%	46.00	21.00	46.00	21.00	1/4/2046
Piau	SHP	CEMIG GT	100.0%	18.01	13.53	18.01	13.53	1/4/2046
Gafanhoto	SHP	CEMIG GT	100.0%	14.00	6.68	14.00	6.68	1/4/2046
Peti	SHP	CEMIG GT	100.0%	9.40	6.18	9.40	6.18	1/4/2046
Rio de Pedras	SHP	CEMIG GT	100.0%	9.28	2.15	9.28	2.15	9/19/2024
Poço Fundo	SHP	CEMIG GT	100.0%	9.16	5.79	9.16	5.79	8/19/2025
Tronqueiras	SHP	CEMIG GT	100.0%	8.50	3.39	8.50	3.39	1/4/2046
Joasal	SHP	CEMIG GT	100.0%	8.40	5.20	8.40	8.40	1/4/2046
Martins	SHP	CEMIG GT	100.0%	7.70	1.84	7.70	1.84	1/4/2046
Cajuru	SHP	CEMIG GT	100.0%	7.20	2.69	7.20	2.69	1/4/2046
Ervália	SHP	CEMIG GT	100.0%	6.97	3.03	6.97	3.03	1/4/2046
São Bernado	SHP	CEMIG GT	100.0%	6.82	3.42	6.82	3.42	8/19/2025
Neblina	SHP	CEMIG GT	100.0%	6.47	4.66	6.47	4.66	1/4/2046
Cel. Domiciano	SHP	CEMIG GT	100.0%	5.04	3.59	5.04	3.59	1/4/2046
Paraúna	SHP	CEMIG GT	100.0%	4.28	1.90	4.28	1.90	–
Pandeiros	SHP	CEMIG GT	100.0%	4.20	0.47	4.20	0.47	9/22/2021
Paciência	SHP	CEMIG GT	100.0%	4.08	2.36	4.08	2.36	1/4/2046
Marmelos	SHP	CEMIG GT	100.0%	4.00	2.74	4.00	2.74	1/4/2046
Dona Rita	SHP	CEMIG GT	100.0%	2.40	1.03	2.40	1.03	1/4/2046
Salto de Moraes	SHP	CEMIG GT	100.0%	2.39	0.60	2.39	0.60	7/1/2020
Sumidouro	SHP	CEMIG GT	100.0%	2.12	0.53	2.12	0.53	–
Anil	SHP	CEMIG GT	100.0%	2.08	1.10	2.08	1.10	–
Xicão	SHP	CEMIG GT	100.0%	1.81	0.61	1.81	0.61	8/19/2025
Luiz Dias	SHP	CEMIG GT	100.0%	1.62	0.61	1.62	0.61	8/19/2025
Sinceridade	SHP	CEMIG GT	100.0%	1.42	0.35	1.42	0.35	1/4/2046
Central Mineirão	Solar	CEMIG GT	100.0%	1.42	–	1.42	–	–
Poquim	SHP	CEMIG GT	100.0%	1.41	0.39	1.41	0.39	7/8/2015
Santa Marta	SHP	CEMIG GT	100.0%	1.00	0.58	1.00	0.58	7/8/2015
Pissarrão	SHP	CEMIG GT	100.0%	0.80	0.55	0.80	0.55	–
Jacutinga	SHP	CEMIG GT	100.0%	0.72	0.57	0.72	0.57	–
Santa Luzia	SHP	CEMIG GT	100.0%	0.70	0.23	0.70	0.23	2/25/2026
Lages*	SHP	CEMIG GT	100.0%	0.68	–	0.68	–	–
Bom Jesus do Galho	SHP	CEMIG GT	100.0%	0.36	0.13	0.36	0.13	–
Pai Joaquim	SHP	CEMIG PCH	100.0%	23.00	4.26	23.00	4.26	4/1/2032
Salto Voltão	SHP	Horizontes Energia	100.0%	8.20	6.63	8.20	6.63	10/4/2030
Salto do Paraopeba	SHP	Horizontes Energia	100.0%	2.46	–	2.46	–	10/4/2030
Salto do Passo Velho	SHP	Horizontes Energia	100.0%	1.80	1.06	1.80	1.06	10/4/2030
Machado Mineiro	SHP	Horizontes Energia	100.0%	1.72	1.03	1.72	1.03	7/8/2025
Rosal	Hydroelectric	Rosal Energia	100.0%	55.00	30.00	55.00	30.00	5/8/2032
Sá Carvalho	Hydroelectric	Sá Carvalho	100.0%	78.00	58.00	78.00	58.00	12/1/2024
Barreiro	Thermal	Usina Termelétrica Barreiro	100.0%	12.90	11.37	12.90	11.37	4/30/2023
Queimado	Hydroelectric	CEMIG GT	82.5%	105.00	58.00	86.63	47.85	1/2/2033
Praias de Parajuru	Wind Farm	CEMIG GT	49.0%	28.80	8.39	14.11	4.11	9/24/2032
Praia do Morgado	Wind Farm	CEMIG GT	49.0%	28.80	13.20	14.11	6.47	12/26/2031
Paracambi	SHP	CEMIG GT	49.0%	25.00	19.53	12.25	9.57	2/16/2031
Volta do Rio	Wind Farm	CEMIG GT	49.0%	42.00	18.41	20.58	9.02	12/26/2031
Santo Antônio	Hydroelectric	Santo Antônio Energia	17.7%	2,714.72	2,218.00	480.06	392.22	6/12/2046
Aimorés	Hydroelectric	ALIANÇA	45.0%	330.00	172.00	148.50	77.40	12/20/2035
Amador Aguiar I (Capim Bra	Hydroelectric	ALIANÇA	39.3%	240.00	155.00	94.36	60.94	8/29/2036
Amador Aguiar II (Capim Br	Hydroelectric	ALIANÇA	39.3%	210.00	131.00	82.56	51.50	8/29/2036
lgarapava	Hydroelectric	ALIANÇA	23.7%	210.00	136.00	49.75	32.22	12/30/2028
Funil	Hydroelectric	ALIANÇA	45.0%	180.00	89.00	81.00	40.05	12/20/2035
Candonga	Hydroelectric	ALIANÇA	22.5%	140.00	64.50	31.50	14.51	5/25/2035
Porto Estrela	Hydroelectric	ALIANÇA	30.0%	112.00	55.80	33.60	16.74	7/10/2032
Baguari	Hydroelectric	BAGUARI ENERGIA	34.0%	140.00	80.20	47.60	27.27	8/15/2041
Cachoeirão	SHP	Hidrelétrica Cachoeirão	49.0%	27.00	16.37	13.23	8.02	7/25/2030
Pipoca	SHP	Hidrelétrica Pipoca	49.0%	20.00	11.90	9.80	5.83	9/10/2031
Retiro Baixo	Hydroelectric	Retiro Baixo Energética	25.0%	82.00	38.50	20.46	9.61	8/25/2041
	Hydroelectric	Lightger	49.0%	855.14	637.00	419.02	312.13
	SHP	Lightger	25.0%	25.00	19.53	6.25	4.88
	SHP	Brasil PCH	31.2%	291.00	188.85	90.67	20.31
	Wind Farm	Renova Energia	35.2%	680.50	325.91	239.21	114.56
	SHP	Renova Energia	35.2%	41.80	18.74	14.69	6.59

*The	installed capacit and the assured energy are already on cemig’s share

Generation plants: Concession contract expiry periods

In November 2015 Cemig was the winner of Lot D in the first auction of concessions held by Aneel with a new structure: placement of concessions for hydroelectric plants under a regime of allocation of generating capacity and physical offtake guarantees.

¡	Number of generation plants: 18 (eighteen).

¡	Total installed generation capacity: 699.57 MW.

¡	Percentage of the guaranteed physical power offtake allocated to the Regulated Market: 100% (one hundred per cent), from January 1 to December 31, 2016; and 70% (seventy per cent), on and after January 1, 2017.

¡	Payment: R$ 2.216 billion in Concession Grant Fee (Bonificação pela Outorga), of which R$ 1.4 billion (65%) was paid on January 5, 2016 and R$ 770 million is to be paid within 180 days.

¡	Revenue received by Cemig GT for provision of the service: R$ 498.6 million/year.

Under that contract, as from this termination the assets of each plant that had not been fully depreciated are to be returned to the concession-granting power, and the company is to be indemillionified for them, on terms specified in the contract. The accounting balances corresponding to these assets, including the Deemed Cost, were transferred from Fixed assets to Financial assets on the date of termination of the concession in July 2015, and total R$ 546 million.

As specified in Aneel Normative Resolution 615/2014, the Valuation Opinions proposing the amounts of the indemillionity of the assets were delivered to Aneel on December 31, 2015. The company is in the process of preparation of these Opinions. Based on the discussions and valuations currently in progress, management believes that there is no indication that the amounts to be indemillionified by the Grantor Power will be lower than those recognized in its interim financial statements at December 31, 2015

Power Plant	Installed Capacit (MW)	Assured Energy (average MW)
Três Marias	396,0	239,0
Salto Grande	102,0	75,0
Itutinga	52,0	28,0
Camargos	46,0	21,0
Piau	18,0	13,5
Gafanhoto	14,0	6,7
Peti	9,4	6,2
Tronqueiras	8,5	3,4
Joasal	8,4	5,2
Martins	7,7	1,8
Cajuru	7,2	3,7
Ervália	7,0	3,0
Neblina	6,5	4,7
Coronel Domiciano	5,0	3,6
Paciência	4,1	2,4
Marmelos	4,0	2,7
Dona Rita	2,4	1,0
Sinceridade	1,4	0,4

Total	699,6	421,3

Exchange of Shareholders’ Debentures owned by AGC Energia for shares in Cemig

On March 3, 2016, BNDES Participações (‘BNDESPar’) exchanged the totality of its holding of debentures issued under the Deed of the First Private Issue by AGC Energia of Non-convertible Permanent Asset-guaranteed Exchangeable Shareholders’ Debentures, in a Single Series, dated February 28, 2011 and amended January 17, 2012, for 54,342,992 common shares and 16,718,797 preferred shares in Cemig, owned by AGC Energia.

After the exchange, the equity interest held by BNDESPAR in Cemig — which on March 2, 2016 totaled 0% of the common shares and 1.13% of the preferred shares — increased to 12.9% and 3.13%, respectively. This characterizes a material transaction in the stock of Cemig in the terms of Article 12, §1º, of CVM Instruction 358/02. On March 2, 2016 BNDESPAR held an equity interest of 0.75% in the total capital of Cemig. This percentage has risen to 6.4%.

http://cemig.infoinvest.com.br/enu/13329/c-13329-enu.html?idioma=enu

After this exchange, the stockholders’ agreement between Cemig and AGC Energia remains unchanged.

http://cemig.infoinvest.com.br/ptb/8867/AcordodeAcionistas_por.pdf

Generation: Annual Permitted Revenue (RAP)

Resolução Homologatoria ANEEL - nº 1.313*
Receita Anual Permitida - RAP	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	234.340.198	100,0%	234.340.198	234.340.198
Cemig Itajuba	36.345.194	100,0%	36.345.194	36.345.194
Centroeste	15.420.427	51,0%	7.864.418
Transirapé	26.287.112	24,5%	6.440.342
Transleste	36.163.304	25,0%	9.040.826
Transudeste	22.414.358	24,0%	5.379.446
Taesa	43,36%
ETEO	155.851.060	43,4%	67.576.823
ETAU	38.433.513	22,8%	8.762.945
NOVATRANS	460.994.392	43,4%	199.886.586
TSN	449.086.299	43,4%	194.723.252
GTESA	8.238.429	43,4%	3.572.172
PATESA	18.930.852	43,4%	8.208.394
Munirah	32.335.023	43,4%	14.020.425
Brasnorte	22.865.011	16,8%	3.833.291
São Gotardo	4.594.930	43,4%	1.992.356
Abengoa
NTE	135.672.013	43,4%	58.827.214
STE	72.452.041	43,4%	31.415.113
ATEI	132.046.398	43,4%	57.255.152
ATEII	204.000.305	43,4%	88.454.275
ATEIII	102.659.854	43,4%	44.513.183
TBE
EATE	381.289.719	21,7%	82.634.235
STC	36.934.709	17,3%	6.403.873
Lumitrans	23.591.101	17,3%	4.090.187
ENTE	199.517.005	21,7%	43.245.595
ERTE	44.785.760	21,7%	9.706.942
ETEP	86.906.931	21,7%	18.835.509
ECTE	84.200.833	8,3%	6.970.657
EBTE	40.614.511	32,3%	13.118.164
ESDE	11.542.416	21,7%	2.501.610
ETSE	19.741.437	8,3%	1.634.316
Light	7.924.732	32,6%	2.581.878
Transchile**	21.396.000	49,0%	10.484.040

RAP TOTAL CEMIG			1.284.658.610	270.685.392

*	Receitas anuais permititidas com vigência entre 1º de julho de 2015 e 30 de junho de 2016.
**	A receita de transmissão da Transchile é dada em Dólar Norte Americano e é corrigida, anualmente, de acordo com o Decreto Nº 163 (http://www.cne.cl/images/stories/normativas/otros%20niveles/electricidad/DOC65_-_decreto163obrasurgentes.pdf).

Appendices

Electricity losses – 4Q15

Control of electricity losses is one of Cemig D’s strategic objectives, and the Company has a structure dedicated to this – its Distribution Losses Measurement and Control Management Unit. Compliance with the objective is monitored monthly through the Total Distribution Losses Index (Índice de Perdas Totais da Distribuição, or IPTD): the result at December 31, 2015 was 11.52% – compared to a regulatory target of 10.48% by the end of 2017. In the decision on the regulatory target, taken during the 3rd Tariff Review Cycle, the regulator, Aneel, made significant changes in the method of calculation of technical losses, imposing extremely challenging limits for Cemig D. Total losses are composed of technical losses plus non-technical losses. The indicators for measurement are the PPTD (Distribution Technical Losses Percentage –percentual de perdas técnicas da distribuição), and the PPNT (Distribution Non-technical Losses Percentage – or percentual de perdas não técnicas da distribuição). The projected result for the PPTD on December 31, 2015 was 9.46%, for a regulatory target of 7.84%, and the projected result for the PPNT was 3.06%, for a regulatory target of 2.64%.

Aneel measures non-technical losses with reference to the low-voltage market. Taking this into account, the result for the PPNT in relation to the low voltage market as invoiced at December 31, 2015 was 7.85%, for a regulatory target of 7.63% (2.88% above the limit set by the Regulator).

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
3Q13	6,486	5,017	11,503	29
4Q13	6,615	4,975	11,591	29
1Q14	6,744	4,464	11,208	29
2Q14	6,646	4,485	11,132	29
3Q14	6,686	4,298	10,984	27
4Q14	6,935	4,201	11,136	29
1Q15	6,780	4,034	10,814	30
2Q15	6,371	3,896	10,268	28
3Q15	6,471	3,803	10,274	29
4Q15	6,850	3,937	10,787	28

1.	Ref ers to the quantity of electricity f or calculation of the regulatory charges charged to f ree consumer clients (“Portion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Portion B”).

Operating Revenues	4Q15	4Q14	Change %	2015	2014	Change %
Sales to end consumers	4,498	3,050	47	16,515	11,443	44
TUSD	296	254	17	1,500	893	68
Transactions in the CCEE	—	—	—	50	—	—
CVA and Other financial components in tariff adjustment	397	1,107	(64)	1,704	1,107	54
Construction revenue	353	315	12	1,044	861	21
Others	301	256	18	1,194	1,039	15
Subtotal	5,846	4,982	17	22,007	15,344	43
Deductions	(2,753)	(1,168)	136	(9,620)	(4,103)	134

Net Revenues	3,093	3,814	(19)	12,387	11,241	10

Operating Expenses	4Q15	4Q14	Change %	2015	2014	Change %
Personnel/Administrators/Councillors	316	252	25	1,000	886	13
Employee Participation	(48)	47	—	95	184	(48)
Forluz – Post-Retirement Employee Benefits	(4)	38	—	121	153	(21)
Materials	13	43	(69)	51	80	(37)
Contracted Services	199	256	(22)	697	737	(5)
Purchased Energy	1,619	1,730	(6)	6,993	5,748	22
Depreciation and Amortization	108	110	(1)	444	428	4
Operating Provisions	31	191	(84)	209	300	(30)
Charges for Use of Basic Transmission Network	183	159	16	813	573	42
Cost from Operation	353	315	12	1,044	861	21
Other Expenses	10	31	(68)	312	299	4

Total	2,781	3,173	(12)	11,779	10,249	15

Statement of Results	4Q15	4Q14	Change %	2015	2014	Change %
Net Revenue	3,093	3,814	(19)	12,387	11,241	10
Operating Expenses	2,781	3,173	(12)	11,779	10,249	15
EBIT	312	641	(51)	608	992	(39)
EBITDA	421	751	(44)	1,051	1,420	(26)
Financial Result	191	(70)	—	18	(393)	—
Provision for Income Taxes, Social Cont & Deferred Income	(199)	(148)	34	(256)	(169)	51

Net Income	305	424	(28)	370	430	(14)

Cemig GT Tables (R$ million)

Operating Revenues	4Q15	4Q14	Change %	2015	2014	Change %
Sales to end consumers	943	634	49	3,716	3,394	9
Supply	426	851	(50)	2,199	2,225	(1)
Transactions in the CCEE	535	61	775	2,356	2,281	3
Revenues from Trans. Network	97	410	(76)	339	629	(46)
Construction revenue	57	32	77	146	80	82
Transmission indemnity revenue	40	357	(89)	101	420	(76)
Others	12	11	8	26	26	(2)
Subtotal	2,111	2,357	(10)	8,883	9,055	(2)
Deductions	(386)	(243)	58	(1,506)	(1,341)	12

Net Revenues	1,725	2,114	(18)	7,377	7,715	(4)

Operating Expenses	4Q15	4Q14	Change %	2015	2014	Change %
Personnel/Administrators/Councillors	97	82	18	335	304	10
Employee Participation	(17)	12	—	35	55	(36)
Forluz – Post-Retirement Employee Benefits	(7)	12	—	31	48	(36)
Materials	3	5	(48)	16	16	(5)
Raw Materials and Supplies Energy Production	2	79	(97)	84	282	(70)
Contracted Services	63	63	1	159	172	(7)
Depreciation and Amortization	51	78	(35)	253	297	(15)
Operating Reserves	50	53	(5)	106	84	26
Charges for Use of Basic Transmission Network	76	73	4	293	273	7
Purchased Energy	621	415	50	2,601	1,692	54
Construction Cost	57	32	77	146	80	82
Other Expenses	19	209	(91)	73	283	(74)

Total	1,015	1,113	(9)	4,134	3,588	15

Statement of Results	4Q15	4Q14	Change%	2015	2014	Change%
Net Revenue	1,725	2,114	(18)	7,377	7,715	(4)
Operating Expenses	(1,015)	(1,113)	(9)	(4,134)	(3,588)	15
EBIT	710	1,001	(29)	3,244	4,127	(21)
Equity equivalence results	48	(61)	—	38	(388)	—
Fair value gain (loss) on stockholding transaction	—	—	—	729	—	—
EBITDA	808	1,018	(21)	4,264	4,035	6
Financial Result	(167)	(224)	(25)	(785)	(534)	47
Provision for Income Taxes, Social Cont & Deferred Income Tax	(104)	(170)	(38)	(888)	(1,115)	(20)

Net Income	486	546	(11)	2,338	2,089	12

Cemig Tables (R$ million)

Energy Sales (Consolidated)(GWh)	4Q15	4Q14	Change%	2015	2014	Change%
Residential	2,517	2,556	(2)	9,830	10,014	(2)
Industrial	5,685	6,701	(15)	22,969	26,026	(12)
Commercial	1,691	1,678	1	6,434	6,395	1
Rural	907	854	6	3,380	3,390	—
Others	879	885	(1)	3,422	3,462	(1)
Subtotal	11,679	12,674	(8)	46,035	49,287	(7)
Own Consumption	10	10	—	38	38	—
Supply	1,880	4,007	(53)	10,831	14,146	(23)

TOTAL	13,568	16,691	(19)	56,904	63,470	(10)

Energy Sales	4Q15	4Q14	Δ%	2015	2014	Δ%
Residential	1,994	1,379	45	7,298	5,183	41
Industrial	1,500	1,027	46	5,781	4,793	21
Commercial	1,085	765	42	3,956	2,786	42
Rural	399	240	66	1,407	908	55
Others	446	298	50	1,621	1,107	46
Electricity sold to final consumers	5,424	3,709	46	20,062	14,778	36
Unbilled Supply, Net	65	103	(37)	106	203	(48)
Supply	439	784	(44)	2,358	2,251	5

TOTAL	5,928	4,596	29	22,526	17,232	31

Operating Revenues	4Q15	4Q14	Δ%	2015	2014	Δ%
Sales to end consumers	5,464	3,723	47	20,319	14,922	36
TUSD	288	225	28	1,465	855	71
Supply	464	872	(47)	2,208	2,310	(4)
Transactions in the CCEE	539	70	665	2,425	2,348	3
CVA and Other financial components in tariff adjustment	397	1,107	(64)	1,704	1,107	54
Revenues from Trans. Network	76	395	(81)	261	557	(53)
Construction revenue	472	348	36	1,252	942	33
Gas supply	401	422	(5)	1,667	422	295
Transmission Indemnity Revenue	40	357	(89)	101	420	(76)
Others	367	325	13	1,441	1,282	12
Subtotal	8,508	7,844	8	32,842	25,165	31
Deductions	(3,242)	(1,513)	114	(11,549)	(5,626)	105

Net Revenues	5,267	6,331	(17)	21,292	19,540	9

Operating Expenses	4Q15	4Q14	Δ%	2015	2014	Δ%
Personnel/Administrators/Councillors	448	354	27	1,435	1,252	15
Employee Participation	(70)	56	—	137	249	(45)
Forluz – Post-Retirement Employee Benefits	(17)	53	—	156	212	(26)
Materials	17	49	(66)	70	99	(30)
Raw materials and inputs for production of electricity	2	79	(97)	84	282	(70)
Contracted Services	282	339	(17)	899	953	(6)
Purchased Energy	2,274	2,146	6	9,542	7,428	28
Depreciation and Amortization	206	213	(3)	835	801	4
Operating Provisions	977	433	126	1,401	581	141
Charges for Use of Basic Transmission Network	231	208	11	999	744	34
Gas bought for resale	261	254	3	1,051	254	313
Cost from Operation	472	348	36	1,252	942	33
Other Expenses	49	269	(82)	457	652	(30)

TOTAL	5,133	4,803	7	18,318	14,451	27

Financial Result Breakdown	4Q15	4Q14	Δ%	2015	2014	Δ%
Financial revenues	629	171	269	1,469	593	148
Revenue from cash investments	91	62	47	251	298	(16)
Arrears penalty payments on electricity bills	72	41	76	230	166	38
Exchange rate	21	1	1,537	76	15	405
Monetary updating	233	36	547	248	53	367
Monetary updating - CVA	(72)	—	—	68	—	—
Taxes applied to Financial Revenue	(66)	(38)	75	(84)	(38)	125
Monetary updating of the Financial Asset of the Concession	323	58	455	606	58	941
Other	28	10	190	75	39	90
Financial expenses	(559)	(700)	(20)	(2,204)	(1,694)	30
Costs of loans and financings	(384)	(300)	28	(1,386)	(931)	49
Exchange rate	(8)	(16)	(48)	(172)	(26)	553
Monetary updating – loans and financings	(108)	(81)	34	(387)	(271)	43
Monetary updating – paid concessions	(2)	(9)	—	(11)	(17)	(35)
Charges and monetary updating on Post-employment obligations	(31)	(24)	31	(129)	(99)	30
Other	(25)	(270)	(91)	(120)	(349)	(66)

Financial revenue (expenses)	71	(529)	(113)	(735)	(1,101)	(33)

Statement of Results	4Q15	4Q14	Δ%	2015	2014	Δ%
Net Revenue	5,267	6,331	(17)	21,292	19,540	9
Operating Expenses	5,133	4,803	7	18,318	14,451	27
EBIT	134	1,528	(91)	2,974	5,089	(42)
Equity gain in subsidiaries	156	177	(12)	416	210	98
Gain on stockholding reorganization	—	—	—	729	—	—
Gain on change of accounting status in subsidiary	—	281	—	—	281	—
Depreciation and Amortization	206	213	(3)	835	801	4
EBITDA	496	2,200	(77)	4,954	6,382	(22)
Financial Result	71	(529)	—	(735)	(1,101)	(33)
Tax	(55)	(340)	(84)	(893)	(1,343)	(34)

Net Income	306	1,117	(73)	2,492	3,137	(21)

Cash Flow Statement	2015	2014	Change%
Cash at beginning of period	887	2,202	(60)
Cash generated by operations	3,007	3,734	(19)
Net profit	2,492	3,137	(21)
Current and deferred income tax and Social Contribution tax	893	1,343	(34)
Depreciation and amortization	835	801	4
Gain on the Aliança stockholding reorganization	(729)	—	—
Passthrough from CDE	(1,704)	(1,107)	54
Equity gain (loss) in subsidiaries	(416)	(210)	98
Provisions (reversals) for operational losses	1,401	581	141
Dividends received from equity holdings	487	683	(29)
Other adjustments	(252)	(1,493)	(83)
Financing activities	247	(750)	(133)
Financings obtained and capital increase	5,739	4,562	26
Interest on Equity, and dividends	(796)	(3,918)	(80)
Payments of loans and financings	(4,696)	(1,394)	237
Investment activity	(3,217)	(4,299)	(25)
Securities - Financial Investment	(1,644)	37	—
Acquisition of ownership interest and future capital commitments	(490)	(3,416)	(86)
Fixed and Intangible assets	(1,083)	(920)	18
Cash at end of period	924	887	4

Total Cash	3,435	1,898

BALANCE SHEETS (CONSOLIDATED) - ASSETS	12/31/2015	12/31/2014
CURRENT	9,377	6,554
Cash and cash equivalents	925	887
Securities	2,427	994
Consumers and traders	3,581	2,142
Concession holders – Transport of electricity	184	248
Financial assets of the concession	874	848
Tax offsetable	175	214
Income tax and Social Contribution tax recoverable	306	295
Dividends receivable	62	73
Linked funds	—	1
Inventories	37	40
Passthrough from CDE (Energy Development Account)	72	345
Other credits	735	468
NON-CURRENT	31,503	28,446
Securities	84	17
Consumers and traders	58	203
Receivables Investment Fund	75	6
Tax offsetable	258	387
Income tax and Social Contribution tax recoverable	206	207
Deferred income tax and Social Contribution tax	1,498	1,246
Escrow deposits in legal actions	1,813	1,535
Other credits	868	408
Financial assets of the concession	2,660	7,475
Investments	9,768	8,040
PP&E	3,940	5,544
Intangible assets	10,275	3,379

TOTAL ASSETS	40,880	35,000

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2015	12/31/2014
CURRENT	13,086	10,123
Suppliers	1,901	1,604
Regulatory charges	517	106
Profit shares	114	116
Taxes	740	555
Income tax and Social Contribution tax	11	43
Interest on Equity, and dividends, payable	1,318	1,643
Loans and financings	5,145	4,151
Debentures	1,156	1,140
Payroll and related charges	221	195
Post-retirement liabilities	167	153
Other obligations	551	419
Provisions for losses on investments	1,245	—
NON-CURRENT	14,795	13,592
Regulatory charges	226	252
Loans and financings	1,792	1,832
Debentures	7,074	6,386
Taxes	740	723
Income tax and Social Contribution tax	689	611
Provisions	755	755
Post-retirement liabilities	3,086	2,478
Provisions for losses on investments	148	195
Other obligations	285	359
STOCKHOLDERS’ EQUITY	12,995	11,281
Share capital	6,294	6,294
Capital reserves	1,925	1,925
Profit reserves	4,674	2,594
Adjustments to Stockholders’ equity	102	468
Retained earnings	—	—
NON- CONTROLLING STOCKHOLDER´S EQUITY	4	4

TOTAL LIABILITIES	40,880	35,000

14. 2015 RESULTS – PRESENTATION

2015 Results
2015, A year of important decisions

Disclaimer
CEMIG
Brazil’s Best Energy
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations. These expectations are based on the present assumptions and analyzes from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated. Financial data reflect the adoption of IFRS.

CEMIG
Brazil’s Best Energy
Highlights
Focus on operational efficiency
Efficiency measures contribute to reduction of 8% (nominal) in PMSO* in 2015
Further reductions expected in 2016 and 2017
2015–16 profit sharing agreement benefits Company’s sustainability
Staff structure – reshaping through voluntary retirement incentive plans
New portfolio strategy being finalized
Three business dimensions: focus on investment, optimization, availability for disinvestment
Adaptation of the rates of return required by the economic context
Corporate governance – strengthening
Financial sustainability assured
Board of Directors proposes to pay R$ 634mn in dividends
Short term debt has been refinanced
* PMSO : Personnel, Materials, outsourced Services and Other expenses.

CEMIG
Brazil’s Best Energy
Highlights – Generation
• Auction 12 of 2015: Cemig won concessions to operate 18 plants
• Investment of R$ 2.2 billion – installed capacity 699.6 MW
• Return higher than cost of capital
• Federal Supreme Court (STF):
• Reconciliation proceedings in progress on Jaguara hydro plant concession
• Renegotiation of hydrological risk
• Cemig GT accepted this in the Regulated Market, for the Queimado and Irapé plants
• Regulatory asset of R$ 63 million recognized in 2015
• Creation of Aliança Energia:
• Equity method earnings R$ 107 million

CEMIG
Brazil’s Best Energy
Highlights – Distribution
• Cemig D’s concession contracts renewed for a further 30 years
• New concession contracts make distributors subject to efficiency requirements:
• Service quality
• Sustainability of economic and financial management
• Winner of IASC 2015 Consumer Satisfaction Award
• Category: Southeast Region / over 400,000 consumers

CEMIG
Brazil’s Best Energy
Highlights – Recognition
• Winner of the Anefac-Fipecafi-Serasa Transparency Trophy
• Awarded for transparency in financial statements
• Abrasca Value Creation Award
• – outstanding performance, Electricity Sector

CEMIG
Brazil’s Best Energy
Recognition
16th year running in the DJSI World Index
(selected every year since the index was created)
11th year running in the ISE
Corporate Sustainability Index (BM&FBovespa)
6th year running in the ICO2 Carbon Efficient Index
Commitment to creation of value for stockholders, employees and suppliers

CEMIG
Brazil’s Best Energy
Stockholding structure
AGC Energia S.A.
BNDESPAR
Other stockholders
ON –51% PN –0% ON –20% PN –3% ON –13% PN –3% ON –16% PN –94%
• The Stockholders’ Agreement of 2011 between Cemig and AGC Energia remains unchanged.
http://cemig.infoinvest.com.br/enu/8867/AcordodeAcionistas_ing.pdf

CEMIG
Brazil’s Best Energy
Analyzing the 2015 results

CEMIG
Brazil’s Best Energy
Net revenue
Ebitda
Net profit
R$ mn
+8.9%
-22.4%
-20.6%
2014 2015 2014 2015 2014 2015
• Net revenue – boosted by: (i) tariff adjustments; (ii) gas supply revenue
• Deficit in hydro generation, and lower spot price, reduce net profit
• Spot price: averaged R$ 287.20/MWh in 2015 vs. R$ 688.89/MWh in 2014
• GSF*: averaged 84.61% in 2015 vs. 90.61% in 2014
• Reduced by: provision for put option on Parati shares
• R$ 1.079 billion in 2015 : R$ 899 million in 4Q15
* Generation Scaling Factor

CEMIG
Brazil’s Best Energy
R$ mn +8.9%
19.539 21,292 2014 2015
Changes in sales – by volume, MWh
-10.3%
184 3,057 38 10 38 3,315
63,470 56,904
2014 Residencial Industrial Comercial Rural Others Wholesale 2015
• Main factors affecting revenue:
• Annual Tariff Adjustments – with average effect:
• 7.07% as from April 8, 2015
• 14.76% as from April 8, 2014 (full effect in 2015)
• Extraordinary Tariff Adjustment – average effect: increase of 28.76%

CEMIG
Brazil’s Best Energy
Consolidated operational expenses
R$ mn +26.8%
14,451 18,318
2014 2015
• Wide-ranging group of efficiency measures being implemented
• Manageable costs (PMSO) already reduced by 8% (nominal) in 2015
• Further reductions expected in 2016 and 2017
• Provisions for losses on investments
• Parati: Total provision R$1.245 billion, of which R$1.079 billion in 2015
• SAAG: Total provision R$148 million, of which R$119 million in 2015
Change in consolidated operational expenses, 2014–2015
183 -112 -56 -29 -199 -54 2,114 34 821 254 796 310 -195
Personnel Profit shares Post-employment Materials Fuel consumption Outsourced services Electricity purchased for resale Depreciation and amortization Provisions National Grid Gas bought for resale Construction costs Other expenses

CEMIG
Brazil’s Best Energy
Consolidated Ebitda
R$ mn
-23.3%
6,382 4,955 6,834 5,435 2015 Guidance Guidance
2014 2015
By company
4.264 4,830 3,721 1.051 1,336 1,046 742 360 213 202
Cemig GT Guidance Cemig GT Cemig D Guidance Cemig D Taesa Light Fasmig Aliança
• 2015 consolidated Ebitda 23.3% lower than in 2014.
• Main effect is from provision for Parati shares put option: R$ 1.079 billion
• Ebitda of Cemig GT and Cemig D perform: within Guidance given at 20th annual Cemig/Apimec.

CEMIG
Brazil’s Best Energy
Consolidated net profit
R$ mn -20.6%
By operational segment
3.137 2.492 2014 2015
2,278 535 364 -685
Generation Transmission Distribution Others
• Cemig’s 2015 net profit was 20.6% less than in 2014
• Main factor was provision of R$ 1.079 billion for the put option in shares of Parati.

CEMIG
Brazil’s Best Energy
Cemig, consolidated: debt profile
Maturities timetable – Average tenor: 2.8 years Main indexors
2% 1%
Main indexors
R$ mn
Total net debt: R$ 11.7 billion
6,300 2,628 2,493 806
963
780 532 665
2016 2017 2018 2019 2020 2021 2022 After 2022
2% 1% 26% 71%%
CDI IPCA URTJ RGR / others
Cost of debt – % Leverage – %
9.81 10.32 11.74 12.51 13.88 14.28
4.51 4.55 5.03 4.08 4.16 4.50 3.74
2012 2013 2014 mar/15 jun/15 set/15 2015
Real Nominal
1.40 1.80 1.80 1.75 1.80 1.67 2.40
39.2 42.3 50.7 48.4 45.4 43.8 47.4
jun/14 set/14 2014 mar/15 jun/15 set/15 2015
Net debt Ebitda
Net debt Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Cemig GT – debt profile
Maturities timetable – Average tenor: 2.4 years Main indexors
R$ mn
Total net debt: R$ 5.5 billion
2,831 2,097 1,718 152 311 297 305 27
2016 2017 2018 2019 2020 2021 2022 After 2022
1% 16% 83%
CDI IPCA Others
Cost of debt – % Leverage – %
11.14 10.76 12.11 12.57 13.42 13.63 14.41
5.09 4.66 5.37 4.35 4.12 4.19 4,35 3,66
2012 2013 2014 mar/15 jun/15 set/15 2015
0.89 0.93 1.36 1.52 1.31 1.15 1.30
47.7 59.9 63.8 55.6 50.1 48.3 54.1
jun/14 set/14 2014 mar/15 jun/15 set/15 2015
Net debt Ebitda
Net debt Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Cemig D – Debt profile
R$ mn
Total net debt: R$ 6.4 billion
3,346 476 622 634 634 464 206 638
2016 2017 2018 2019 2020 2021 2022 After 2022
4% 38% 58%
CDI IPCA Others
Cost of debt – % Leverage – %
9.56 9.98 11.47 12.60 13.52 14.24 14.31
5.19 4.40 4.79 4.20 4.29 4.68 4.01
2012 2013 2014 mar/15 jun/15 set/15 2015
Real Nominal
7.56 7.23 3.90 3.87 4,36 4.51 6.10
67.2 69.0 69.4 69.0 70.3 69.4 70.4
Jun-14 Sep-14 2014 Mar-15 Jun-15 Sep-15 2015
Net debt Ebitda
Net Debt Stockholders’ equity + Net debt

CEMIG
Brazil’s Best Energy
Capex
Descrição Realizado Planejado
2015 2016
GENERATION 535,818 2,693,818
Investment program 36,090 49,854
Capital injections 499,728 427,611
Aliança Norte 367,342 62,897
Madeira Energia S/A – MESA - 113,000
SPE -Amazônia Energia Participações S.A. (Belo Monte) 120,123 132,805
Others 12,264 118,909
Auction 012/2015 -Concession Grant Fee - 2,216,353
TRANSMISSION 43,133 46,181
Investment program 43,133 46,181
Cemig D 1,107,996 829,772
Investment program 1,107,996 829,772
Cemig – holding company 29,255 17,512
Investment program 2,264 866
Capital injections 26,991 16,646
TOTAL INVESTIMENT 1,716,202 3,587,283
In constant currency -June 2014 (R$ ‘000).

CEMIG
Brazil’s Best Energy
Cash flow
R$ mn
R$3,007 R$247 – R$3,217
Cash from operations Financing Investments
887 2,492 1,401 1,704 818 1,043 796 1,499 490 1,228 924 2,511 3,435
2015 initial cash 2015 profit Provisions CVA and other Other Loans and financings Interest on Equity, and dividends Cash investments Acquisitions and cash injections Other Cash at close of 2015 Securities Total available

CEMIG
Brazil’s Best Energy
Proposal for allocation of net profit
The Board of Directors will propose to the AGM to be held by April 30, 2016:
– That the profit for 2015, in the amount of R$ 2,491,375,000, and the balance of Retained earnings, of R$ 59,536,000, should be allocated as follows:
• R$ 633,967,000 as the minimum obligatory dividend, to be paid to stockholders as follows:
• R$ 200,000,000 as Interest on Equity, in two equal installments, by June 30 and December 30, 2016, to stockholders whose names were on the Company’s Nominal Share Registry on December 26, 2015;
• R$ 433,967,000 as dividends for the 2015 business year, by December 30, 2016, to stockholders on the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held;
• R$ 633,967,000 to be held in Stockholders’ equity in a Reserve for obligatory dividends not distributed, to be paid as and when the Company’s financial situation permits;
• R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s consolidated investments planned for 2016, in accordance with a capital budget; and
• R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentive amounts gained in 2015 due to investments in the region of Sudene.

CEMIG
Brazil’s Best Energy
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br

15. MARKET ANNOUNCEMENT DATED MARCH 28, 2016: CREATION OF JOINT DIRECTORATE FOR COMPLIANCE AND CORPORATE RISK MANAGEMENT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Creation of joint Directorate for

Compliance and Corporate Risk Management

As part of its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, reports to stockholders and the market as follows:

In a further measure to integrate and consolidate its Governance, Risks and Compliance (GRC) practices, reflecting internal and external rules and its own commitment to ethical conduct, Cemig’s Executive Board has approved creation of a joint Compliance and Corporate Risk Management Directorate.

This new senior management unit, headed by a General Manager, reflects the importance of the subject to the Company. Its duties include:

•	Creation and implementation of policies and procedures to maintain the Company’s risk exposure within the planned level.

•	Continuous best efforts for conformity with law and regulations, and ethical conduct by our professionals.

•	Coordination of and support for the Company’s compliance and risk management activities, to bring these processes to a further enhanced standard.

This decision, supporting the Company’s stance in favor of maintaining compliance with the law and ethical conduct as a constant among the professionals that represent it, is a recognition by Cemig of its responsibility to maintain the strongest possible GRC practices in the current Brazilian context.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

This important step reflects a new phase for Cemig in its continuing development of measures to maintain integrity and provide enhanced risk management.

Although Brazil’s Anti-corruption Law provides strengthening of support for the GRC practices adopted by Cemig, the Company has adopted the requirements of the Foreign Corrupt Practices Act (FCPA), and the Sarbanes-Oxley Act, of the United States since its shares were first traded on the New York Stock Exchange.

Cemig’s existing system of internal controls and compliance includes the following:

•	The Cemig Statement of Ethical Principles and Code of Professional Conduct.

•	The Cemig Ethics Committee.

•	The Cemig Information Hotline.

•	The Cemig Anti-fraud Policy.

•	A coordinated group of policies, rules and procedures orienting employees’ conduct.

•	Monitoring and control units, including those dealing with Internal Audits, Risks, Compliance, the Controller’s Department, and Information Security.

•	Numerous internal committees that assess subjects and submit recommendations on important subjects for decisions by the Executive Board and the Board of Directors.

Cemig continually reviews its processes with the intention that consolidation of best GRC practices in the Company, and strict obedience to legislation, will serve as a benchmark not only for all companies of the Cemig Group, but also suppliers of materials and services and all other companies with which companies of the Group transact business.

Belo Horizonte, March 28, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. CONVOCATION AND PROPOSAL OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS TO BE HELD APRIL 29, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders, to be held concurrently, on April 29, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

2	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,491,375,000, and of the balance of Retained earnings in the amount of R$ 59,536,000.

3	Decision on the form and date of payment of the minimum obligatory dividend, in the amount of R$ 633,968,000.

4	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office, and setting of their remuneration.

5	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

6	Setting of the remuneration of the Company’s senior management.

7	Orientation of vote by the representative(s) of the Company in the Ordinary Annual General Meeting of Stockholders of Cemig Distribuição S.A., to be held by April 29, 2016, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 370,209,000.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 92,552,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

8	Orientation of vote by the representative(s) of the Company in the Ordinary Annual General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held by April 29, 2016, as to the following matters:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,337,663,000, and of the balance of Retained earnings in the amount of R$ 47,761,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 635,407,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the current period of office.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by April 27, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, March 28, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD, CONCURRENTLY, BY

APRIL 29, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a)	Article 192 of Law 6404 of December 15, 1976, as amended, and Clauses 27 to 31 of the by-laws, govern the holding of an annual meeting;

b)	the Financial Statements for 2015 present net profit of R$ 2,491,375,000, and a balance of Retained earnings of R$ 59,536,000 arising from realization of the Stockholders’ Equity Valuation Reserve;

c)	it is the duty of the Board of Directors to make a proposal to the Annual General Meeting for allocation of the Company’s net profit;

d)	Paragraph 4 of Article 202 of Law 6404/1976 specifies, in relation to the dividend specified in the by-laws, that it “shall not be obligatory in a business year in which the Company’s management bodies inform the Annual Ordinary General Meeting of Stockholders that it would be incompatible with the company’s financial situation”.

e)	Paragraph 5 of Article 202 of Law 6404/1976 specifies that “profits that are, under Paragraph 4 of this Article, not distributed, shall be held and reported in a special reserve and, if not absorbed by losses in subsequent business years, must be paid as a dividend as soon as the company’s financial situation permits”;

f)	the forecasts of cash flow for 2016 indicate limitation of the Company’s funds in terms of payment in 2016 of the minimum obligatory dividends for 2015 specified in the by-laws;

g)	Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A. are wholly-owned subsidiaries of Cemig and will hold Ordinary Annual General Meetings of Stockholders by April 29, 2016;

h)	Clause 21, Paragraph 4, Subclause ‘g’ of the by-laws of Cemig states:

“Clause 21 – ...

§4 The following maters shall require a decision by the Executive Board:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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g)	approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan.”;

– now proposes to you as follows:

I)	– that the Net profit for the business year 2015, in the amount of R$ 2,491,375,000, and the balance of Retained earnings, in the amount of R$ 59,536,000, should be allocated as follows:

a)	R$ 633,968,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, as follows:

1)	R$ 200,000,000 in the form of Interest on Equity, as per CRCA-088/2015, of December 17, 2015, and CRD-432/2015, of January 4, 2016, to be paid in two equal installments, by June 30 and December 30, 2016

–	the Executive Board to obey the periods and decide places and processes of payment and to allocate the amount of the Interest on Equity against the minimum obligatory dividend, to stockholders whose names were on the Company’s Nominal Share Registry on December 30, 2015. The shares began to trade ‘ex–’ these rights on January 4, 2016.

2)	R$ 433,968,000 in the form of dividends for the 2015 business year, to stockholders of record on the date on which the Ordinary General Meeting is held.

b)	R$ 633,967,000 to be held in Stockholders’ equity in the Reserve for obligatory dividend not distributed, to be paid as and when the Company’s financial situation permits.

c)	R$ 1,262,280,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s planned consolidated investments in 2016 in accordance with a capital budget; and

d)	R$ 20,696,000 to be held in Stockholders’ equity in the Tax incentives reserve, for tax incentives gained in 2015 as a result of investment in the region of Sudene.

–	the payments of the dividends to be made by December 30, 2016, in accordance with the availability of cash and at the decision of the Executive Board.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws.

Appendix 2 presents the Company’s Capital Budget for the business year 2016.

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II)	– that the representative(s) of the Company in the Annual General Meetings of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., both to be held by April 29, 2016, should be oriented to vote in favor of the matters on the agenda, namely:

Cemig D:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 370,209,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 92,552,000.

d)	Election of the sitting and substitute members of the Audit Board, due to completion of their period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to completion of the period of office.

Cemig GT:

a)	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2015, and the related complementary documents.

b)	Allocation of the Net profit for the business year 2015, in the amount of R$ 2,337,663,000, and of the balance of Retained earnings in the amount of R$ 47,761,000.

c)	Decision on the form and date of payment of dividends, in the amount of R$ 635,407,000.

d)	Election of the sitting and substitute members of the Audit Board, as a result of completion of the period of office.

e)	Election of the sitting and substitute members of the Board of Directors, due to the completion of the period of office.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, March 28, 2015.

José Afonso Bicalho Beltrão da Silva

Mauro Borges Lemos

Allan Kardec de Melo Ferreira

Arcângelo Eustáquio Torres Queiroz

Eduardo Borges de Andrade

Guy Maria Villela Paschoal

Helvécio Miranda Magalhães Junior

José Henrique Maia

José Pais Rangel Marco Antônio de Rezende Teixeira Nelson José Hubner Moreira Paulo Roberto Reckziegel Guedes Ricardo Coutinho de Sena Saulo Alves Pereira Junior Ricardo Wagner Righi de Toledo

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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17. SUMMARY OF MINUTES OF THE 656TH MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 28, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

656TH MEETING

Date, time and place:	March 28, 2016 at 1 p.m., at Av. Barbacena, 1200 – 21st Floor, Belo Horizonte, Minas Gerais.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

a)	Provision of a surety guarantee by the Company for the Sixth Issue of Promissory Notes by Guanhães Energia S.A. (‘the Notes’; ‘Guanhães’ or ‘the Issuer’), through a non-joint, partial guarantee on the printed Notes, in proportion to the 49% interest held by Cemig GT in Guanhães Energia, the issue to have the following characteristics:

Issuer:	Guanhães
Managers:	Financial institutions of the Brazilian securities distribution system, to be contracted for intermediation and coordination of the issuance of the Notes.
Surety guarantee:	The Notes and all obligations resulting from them shall have the non-joint, partial, surety guarantee of Cemig and Light S.A. (‘Light’), jointly and individually referred to as Guarantors, in proportion to the equity interests that Cemig GT and Light Energia hold in the share capital of the issuer, of 49% and 51% respectively, through the Surety Guarantee to be written on the printed Notes. The guarantee shall be irrevocable and cover the principal and all accessory debt, such as arrears interest, contractual and/or arrears penalty payments and/or other additions, including any costs provenly incurred by holders of Notes arising from processes, proceedings, procedures and other measures in court or otherwise as are necessary for protection of the rights related to the Notes. The surety shall remain in effect until full compliance by the Issuer with all its obligations arising from the issue of the Notes.

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Use of proceeds:	Settlement of the Second Series of the Fifth Issue of Notes, comprising a total of seventy two commercial promissory notes with total nominal value of one hundred forty four million Reais, plus the remuneration specified on the reverse side of the printed Notes.
Volume of the Issue:	One hundred fifty million Reais.
Number of series:	The issue will be in two series.
Nominal unit value:	One million Reais, on the Issue Date.
Quantity:	Up to thirty Notes for the First Series; and up to one hundred twenty Notes for the Second Series, comprising a total of up to one hundred fifty Notes
Placement procedure and regime:

The Notes will be the subject of a public offering, with restricted distribution efforts by the Managers, in the terms of Law 6385/1976, as amended, CVM Instruction 476/2009, and other applicable law and regulations.

All the Notes will be distributed exclusively by the Assets Distribution Module (Módulo de Distribuição de Ativos – MDA), managed and operated by Cetip S.A. – Mercados Organizados (Cetip).

The target public shall be professional investors, as defined in the specific regulations, in the terms of Article 3 of CVM Instruction 476/2009.

Issue Date:	The Issue Date shall be the Date of the actual subscription and payment of subscription of the Notes, as specified on the physical Notes.
Maturity of the Notes:	Up to ninety days for the First Series, and up to two hundred eighty days for the Second Series, from the Issue Date, subject to the situations giving rise to early maturity to be described on the printed Notes.
Updating of the Nominal Unit Value, and Remuneration of the Notes:

The Nominal Unit Value will not be updated. Both Series of the Notes will pay remuneratory interest equal to 125.10% of the daily average of the over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred and fifty-two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br)(‘the Remuneration’).

The Remuneration will be calculated on an exponential and cumulative basis, ‘pro rata temporis’, by business days elapsed, on the Nominal Unit Value of each Note, from the Issue Date up to the Date of payment of the Remuneration, according to the criteria set out in Cetip Manual of Formulas for Notes and Bonds (Caderno de Fórmulas – Notas Comerciais e Obrigações, or ‘Cetip21’) – which is available for consultation as stated above.

These criteria will be printed on the physical Notes.

Payment of the Remuneration and Amortization of the Nominal Unit Value:

In a single payment, on the earlier of:

– the date of the maturity of each series, or

– the date of any Early Maturity of the Notes taking place due to any of the early maturity events described on the printed Notes.

Renegotiation:	None.
Early maturity:	Early maturity of the Notes shall be declared in the event of certain occurrences or situations specified on the printed Notes.
Place of payment:

For Notes deposited electronically at Cetip: in accordance with the procedures of Cetip;

for the holders of Notes not linked to that system: at the head office of the Issuer or in accordance with the procedures of the mandated bank, as applicable.

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Extension of periods:	If the maturity date of an obligation of the Issuer under the Notes falls on a day that is not a banking business day in Ipatinga, Minas Gerais and in São Paulo, São Paulo State, the payment date of that obligation shall be automatically deemed extended to the next business day, without any addition to the amounts to be paid, except in cases for which the payments are to be made via Cetip, in which case there will only be extension when the date of the obligation is a Saturday, Sunday or declared public holiday.
Arrears charges:

If the payment of any amount owed to holders of the Notes is not made punctually, payments due and in arrears shall be subject to:

– a non-reducible contractual compensatory arrears penalty payment of 2%; and

– non-compensatory arrears interest at 1% per month or fraction thereof,

both calculated on the amount due and unpaid, from the date of default up to the actual date of payment, independently of advice, notification or interpelation through the courts or otherwise.

b)	Signature by Cemig, as Guarantor, of the documents necessary for making the Surety Guarantee effective, in such a way that the Guarantee is existing, valid and effective for as long as all the obligations to be assumed by the Issuer in the ambit of the Notes are not settled in full, including but not limited to: agreement of the printed Notes and the distribution contract of the Notes with the Managers and any short term related amendments and/or terms of acceptance.

c)	Execution of all the acts necessary to put the above decisions into effect.

IV	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Ricardo Coutinho de Sena,

Saulo Alves Pereira Junior,

Ricardo Wagner Righi de Toledo,

Antônio Dirceu Araujo Xavier,

Bruno Magalhães Menicucci,

Bruno Westin Prado Soares Leal,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

José João Abdalla Filho,

Luiz Guilherme Piva,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed	by:) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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18. MATERIAL ANNOUNCEMENT DATED APRIL 2, 2016: RENOVA ENERGIA S.A.: THE ESPRA AGREEMENT RESCINDED. INTENTION TO EXERCISE THE OPTION TO SELL TERRAFORM GLOBAL’S SHARES HELD BY RENOVA ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

On April 1, 2016 Cemig’s affiliated company Renova Energia and Cemig’s affiliated company Light S.A. published the following Material Announcement:

“Renova Energia S.A. (RNEW11) (“Renova” or “Company”), in accordance to Instruction CVM No. 358/2002, as amended, informs to shareholders and the market in general that, on this date, the purchase and sale of shares for the sale of ESPRA project ( “Agreement ESPRA”) owned by Renova to Terraform Global, Inc. ( “ terraform Global “) was terminated by an agreement between the parties, upon a break up fee payment in the amount of US$10.00 million to Renova. In this way, the Espra projects (three small hydroelectric contracted under PROINFA, with 41.8MW installed capacity), remains in the Company and return to compose the Renova’s portfolio of operational assets.

The Espra Agreement was covered in the first phase of the transaction with Terraform Global and SunEdison, Inc. (“SunEdison”) announced on July 15, 2015.

The Company also informs that has notified SunEdison and Terraform Global of its intention to exercise the option to sell 7 million Terraform Global’s shares held by the Company as provided in the contract and as disclosed in the Material Fact published by Renova on 18 September 2015. SunEdison will have 60 days to settle the transaction, given that SunEdison may, at its exclusive discretion, choose the price per share of US$ 15.00 or R$ 50.48.

Further clarifications on the Transaction may be discussed with the Company.”

Belo Horizonte, April 2, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

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